Exhibit 99.1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 15, 2022

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the shareholders of Intercure Ltd. (the “Company”) will be held at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross, at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel at 3:00 p.m. (Israel Time), Thursday, September 15, 2022.

The agenda of the Meeting, as more particularly described in the accompanying management information circular dated as of August 10, 2022 (the “Circular”), will be as follows:

1.	To recieve the financial statements of the Company and the auditors’ report thereon, for the year ended December 31, 2021.

2.	To reelect members of the board of directors of the Company (the “Board”) for the ensuing year.

3.	To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to affirm, ratify and approve the adoption of the Company’s Israeli Option Plan (the “Option Plan”) as more particularly described in the Circular.

4.	To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to affirm, ratify and approve the extension of the exercise period of an aggregate of 1,030,325 stock option awards (“Options”) granted to Ehud Barak, the Chairman of the Board under the Company’s Israeli Shares and Options Allotment Plan (the “Shares and Options Allotment Plan”) for a period of three (3) years so that they may be exercised at any time until December 31, 2026.

5	To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to affirm, ratify and approve the award of Options granted under the Shares and Options Allotment Plan on August 31, 2021.

6.	To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to affirm, ratify and approve the Options granted to Alexander Rabinovitch, the Chief Executive Officer of the Company under the Shares and Options Allotment Plan on June 21, 2022.

7.	To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to affirm, ratify and approve the compensation increase for the Chief Executive Officer of the Company.

8.	To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters to be put before the Meeting as identified above are set forth in the accompanying Circular, a copy of which will be available on the Company’s SEDAR profile at www.sedar.com.

Only shareholders whose names have been entered in the register of shareholders at the close of business on August 11, 2022 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

Shareholders may attend the Meeting in person or may be represented by proxy. Registered shareholders are encouraged to vote by proxy by following the instructions provided in the enclosed form of proxy and in the Circular. In order to be valid for use at the Meeting, proxies must be deposited not less than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time set for the Meeting or any adjournment(s) or postponement(s) thereof. The deadline for the deposit of proxies may be waived or extended by the chair of the Meeting at his or her discretion without notice. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Non-registered beneficial owners who hold shares in Canada or the United States, whose ordinary shares are registered in the name of a broker, securities dealer, bank, trust company or similar entity (an “Intermediary”) should carefully follow the voting instructions provided by their Intermediary.

Beneficial owners who hold ordinary shares through members of the Tel Aviv Stock Exchange (the “TASE”) may either vote their shares in person at the Meeting by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares on the record date, or send such certificate along with a duly executed proxy (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to us at 85 Medinat ha-Yehudim Street, Herzliya, 676670, Israel, Attention: Chief Financial Officer.

DATED at Herzliya, Israel, this 10th day of August, 2022

By Order of the Board of Directors

/s/ Alexander Rabinovitch
Alexander Rabinovitch Chief Executive Officer

85 Medinat ha-Yehudim Street
Herzliya, 4676670, Israel

MANAGEMENT INFORMATION CIRCULAR

FOR A GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 15, 2022

This management information circular (“Circular”) is furnished in connection with the solicitation of proxies by or on behalf of management of the Company. The form of proxy which accompanies this Circular (the “Proxy”) is for use at the annual and special meeting (the “Meeting”) of holders (“Shareholders”) of ordinary shares of the Company (the “Ordinary Shares”) to be held on Thursday, September 15, 2022, at 3:00 p.m. Israel time at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross., at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel, or at any adjournments thereof.

Throughout this Circular, we use terms such as “Intercure,” “we”, “us”, “our” and the “Company” to refer Intercure Ltd. and terms such as “you” and “your” to refer to our Shareholders.

VOTING INFORMATION

Who Can Vote

Only Shareholders at the close of business on August 11, 2022 shall be entitled to receive notice of and to vote at the Meeting.

How You Can Vote

You can vote your Ordinary Shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for Shareholders who hold Ordinary Shares in Israel, Canada and the United States (as described below).

Voting Information for Shareholders Who Hold Ordinary Shares in Israel

Shareholders who hold Ordinary Shares in Israel can vote their Ordinary Shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder and shares held in “street name” (through a Tel Aviv Stock Exchange (“TASE”) member). Record holders of shares will receive proxy cards. Holders of shares in “street name” through a TASE member will also vote via a proxy card, but through a different procedure (as described below).

Shareholders of Record in Israel

If you are a shareholder of record, you can submit your vote by completing, signing and submitting a proxy card, which has been published at www.magna.isa.gov.il, to the Company’s office at 85 Medinat ha-Yehudim Street, Herzliya, 4676670, Israel.

Please follow the instructions on the proxy card.

Shareholders in Israel Holding in “Street Name” through the TASE

If you hold ordinary shares in “street name,” that is, through a bank, broker or other nominee that is admitted as a member of the TASE, your shares will only be voted if you provide instructions to the bank, broker or other nominee as to how to vote, or if you attend the Meeting in person.

If voting by mail, you must sign and date a proxy card in the form filed by us on MAGNA on August 11, 2022 and attach to it a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares on the record date, and return the proxy card, along with the proof of ownership certificate, to the offices of our attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross. (Attention: Ronen Kantor, Adv.) located at 7 Metsada st., B.S.R Tower 4, Bnei Brak, Israel, as described in the instructions available on MAGNA.

If you choose to attend the Meeting (where ballots will be provided), you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date.

Voting Information for Shareholders Who Hold Ordinary Shares in Canada or the United States

Shareholders who hold Ordinary Shares in Canada or the United States can vote their Ordinary Shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for registered and beneficial holders of Ordinary Shares (as described below).

Registered Shareholders in Canada or the United States

Registered holders of Ordinary Shares (“Registered Shareholders”) may vote at the Meeting or may give another person authority to vote at the Meeting on their behalf by appointing a proxyholder. Registered Shareholders must complete, date and sign the Proxy form and return it to the Company’s transfer agent, TSX Trust Company, either: (a) by internet voting at www.tsxtrust.com/vote-proxy (b) by fax to 416-368-2502, toll free in Canada and the United States of America at 1-866-781-3111; (c) by mail to Proxy Department, TSX Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1; or (d) scan the completed and signed Proxy and email it to proxyvote@tmx.com. To be valid, Registered Shareholders must ensure the proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

Beneficial Shareholders in Canada or the United States

The information set forth in this section is of significant importance if you do not hold Ordinary Shares in your own name. You are a non-registered shareholder or “Beneficial Shareholder” if your shares are held by a nominee, that is, if your Ordinary Shares have been deposited with or held by a bank, a trust company, an investment dealer, a stock broker, a trustee or any other institution.

Under applicable securities legislation, a beneficial owner of securities is a “non-objecting beneficial owner” (or “NOBO”) if such beneficial owner has, or is deemed to have, provided instructions to the intermediary holding the securities on such beneficial owner’s behalf not objecting to the intermediary disclosing ownership information about the beneficial owner in accordance with said legislation, and a beneficial owner is an “objecting beneficial owner” (or “OBO”) if such beneficial owner has or is deemed to have provided instructions objecting to the same.

If you are a NOBO, you received these materials from your intermediary or its agent, and your intermediary is required to seek your instructions as to the manner in which to exercise the voting rights attached to your shares. The voting instruction form that is sent to a NOBO by the intermediary or its agent contains an explanation as to how you can exercise the voting rights attached to your shares, including how to appoint yourself as proxyholder so you can vote at the Meeting. Please read such instructions carefully in order to ensure that your shares are voted at the Meeting.

If you are an OBO, you received these materials from your intermediary or its agent, and your intermediary is required to seek your instructions as to the manner in which to exercise the voting rights attached to your shares. The Company will not be paying for intermediaries to deliver to OBOs the proxy-related materials and the relevant voting instruction form. Accordingly, OBOs will not receive copies of the proxy-related materials and related documents unless the OBO or their intermediary assumes the cost of delivery. The voting instruction form that is sent to an OBO by the intermediary or its agent should contain an explanation as to how you can exercise the voting rights attached to your shares, including how to appoint yourself as proxyholder so you can vote at the Meeting. Please read such instructions carefully in order to ensure that your shares are voted at the Meeting.

Beneficial Shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the Meeting and may only attend as a guest. If you are a Beneficial Shareholder and wish to vote at the Meeting, you have to appoint yourself as proxyholder, by inserting your own name in the Appointee Section of the voting instruction form you received, returning the completed form in the envelope provided, via facsimile or the internet, and following all of the applicable instructions provided by your intermediary.

Solicitation of Proxies

By appointing “proxies”, Shareholders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by us at least 48 hours prior to the Meeting, all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, shall be voted in favor of the matter described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the Meeting or any adjournment thereof.

The individuals named in the accompanying form of Proxy are directors and/or officers of the Company. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting. You may do so by inserting the name of that other person in the blank space provided in the Proxy.

Shareholders may revoke their Proxies by:

(a)	executing a Proxy bearing a later date or a written notice of revocation and delivering to either (i) TSX Trust Company, if the Shareholder holds Ordinary Shares in Canada or the United States, or (ii) the address of the registered office of the Company, if the Shareholder holds Ordinary Shares in Israel, at any time before the deadline for receipt of Proxies or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting or any adjournment of the Meeting and voting the Shareholders’ Ordinary Shares in the manner described in this Circular.

Proxies are being distributed to Shareholders on or about August 25, 2022. The solicitation of proxies in Canada and the United States will be primarily by mail. Certain officers, directors, employees, and agents of ours, none of whom will receive additional compensation therefor, may also solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares. We have arranged for intermediaries to forward the meeting materials to Canadian and U.S. beneficial owners of the Ordinary Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

To the extent you would like to submit a position statement with respect to the resolutions described in this proxy statement pursuant to the Israeli Companies Law, you may do so by delivery of appropriate notice to the offices of our attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross. (Attention: Ronen Kantor, Adv.) located at 7 Metsada st., B.S.R Tower 4, Bnei Brak, Israel, not later than ten days before the convening of the Meeting. Response of the Board to the position statement may be submitted not later than five days after the deadline for sending the position statement.

Voting by Proxyholder

The Ordinary Shares represented by proxy in the form provided to Shareholders will be voted or withheld from voting by the designated holder in accordance with the direction of the registered shareholder appointing him. If there is no direction by the registered shareholder, those Ordinary Shares will be voted for the election of the directors as set out in this Circular. The Proxy gives the person named in it the discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

We encourage Shareholders to vote in advance of the Meeting by Proxy. However, you can also vote your Ordinary Shares by attending the meeting in person. Voting in person can revoke any proxy you completed earlier upon your request.

Multiple Record Shareholders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple Proxies or voting instruction cards. Shareholders of record whose shares are registered in more than one name will receive more than one Proxy. You should complete, sign, date and return each Proxy and voting instruction card you receive.

Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Quorum

The quorum required to hold the Meeting consists of at least two Shareholders present in person or by proxy who hold or represent between them at least one-third of the voting rights in the Company. If a half hour has passed from the time set for the Meeting and the legal quorum is not yet present, the Meeting shall be adjourned to the same day in the following week at the same time and place (with no need for any notice to the Shareholders) or until such other later time if we serve notice to the Shareholders no less than seven days before the date fixed for the such adjourned meeting (the “Deferred Meeting”). The legal quorum at the Deferred Meeting necessary for the matters for which the Meeting was convened shall be two Shareholders who hold and represent at least 10% of the issued and paid-up capital of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Each person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year and each proposed nominee for election as a director of the Company, as a potential eligible participant under the Option Plan, has a material interest in ratification of the Option Plan. Ehud Barak, as an interested party in the extension of the exercise period of his stock options awards (“Options”) under the Option Plan, has a material interest in the extension to the exercise date of the Options issued to him. Alexander Rabinovitch, as Chief Executive Officer of the Company and a recipient of Options under the Option Plan, has a material interest in the ratification of the issuance of the Options and amendments to the compensation package of the Chief Executive Officer.

To the knowledge of management, other than as described above or elsewhere in this Circular, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, and no associate or affiliate of any such person, and no other insider of the Company has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

At the close of business on August 10, 2022, 45,133,945 Ordinary Shares were issued and outstanding. Each Ordinary Share outstanding as of the close of business on the record date is entitled to one vote upon each of the matters to be voted on at the Meeting. There are no other voting securities of the Company issued and outstanding.

The record date for the Meeting is August 11, 2022 (the “Record Date”). Shareholders of record at the close of business on the Record Date are entitled to receive notice of the Meeting and to attend and vote at the Meeting. Only Shareholders whose names have been entered in the register of Ordinary Shares on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

To the knowledge of the directors and executive officers of the Company, only the following persons beneficially own, directly or indirectly, or exercise control or direction over voting securities of the Company carrying more than 10% of the voting rights attached to all outstanding Ordinary Shares:

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares
Alexander Rabinovitch	11,969,260	26.37%

PARTICULARS OF MATTERS TO BE CONSIDERED AT THE MEETING

Financial Statements

At the Meeting, Shareholders will receive and consider the audited consolidated financial statements of the Company for the year ended December 31, 2021 and the auditor’s report on such statements. The Company’s audited consolidated financial statements have been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. and on the Company’s website at www.intercure.co and are available upon request.

Election of Directors

The Company’s amended and restated articles of association and memorandum (the “Articles”) provide that the Board must consist of not less than five but no more than 11 directors, including two external directors required to be appointed by Israeli Companies Law (“Companies Law”) and the relevant regulations. Currently the Board is comprised of six directors, including two external directors who were re-elected at an Extraordinary General Meeting of the Company held on December 30, 2021 to hold office until September 3, 2024 and September 23, 2024, as applicable.

At the Meeting, Shareholders will be asked to elect as directors the four individuals named below (the “Nominees”). All four of the Nominees are current directors. The Articles provide that, other than the external directors, for whom special election requirements apply, and any directors appointed by the Board to fill vacancies, each of director will be appointed by a simple majority vote of Ordinary Shares, duly voted at a Shareholders’ annual meeting for a term of office that will last until the next annual meeting at which point, a new director may be elected by the Shareholders. Each of the Nominees will be voted on individually. Each of the Nominees has consented to being named as a Nominee in this Circular.

The persons named in the form of proxy intend to vote FOR the election of each of the four Nominees listed below, unless the shareholder has specified that the Ordinary Shares represented by such proxy are to be withheld from voting in respect thereof or withheld from voting with respect to any individual nominee.

The following tables set forth the name of each of the persons proposed to be nominated for election as a director of the Company and current external directors of the Company, all positions and offices in the Company presently held by such Nominee or external director, the Nominee or external director’s municipality of residence, principal occupation at the present and during the preceding five years, the period during which the Nominee or external director has served as a director, and the number and percentage of Ordinary Shares of the Company that the Nominee or external director has advised are beneficially owned by the Nominee or external director, directly or indirectly, or over which control or direction is exercised, as of August 10, 2022.

Nominees

Name and municipality of residence	Office held with Intercure	Served as Director of the Company since	Present principal occupation and positions held (2)	Number of Ordinary Shares beneficially owned, directly or indirectly, or controlled or directed at present	Percentage of voting share owned or controlled
Ehud Barak Tel Aviv, Israel	Chairman of the Board	September 2018	Chairman of Intercure and Canndoc (3)	-	-
Alexander Rabinovitch Bat Chen, Israel	Chief Executive Officer, Director	October 2018	Chief Executive Officer of Intercure (4)	11,969,260	26.37%
David Salton (1) Hod Hasharon, Israel	Director	December 2014	Director (5)	-	-
Alon Granot Haifa, Israel	Director	November 2020	Chief Executive Officer of Canndoc and Director(6)	-	-

Notes:

(1)	Each is a member of Intercure’s Audit Committee, Compensation Committee and Nomination Committee.
(2)	Each of the persons has held these positions for five years other than as described below.
(3)	Ehud Barak serves as a director of several other companies and Senior Fellow non-resident at the Belfer Center for Science and International Affairs at Harvard University.
(4)	Alexander Rabinovitch served as CEO and director of a number of other private and public companies.
(5)	David Salton serves as independent director of ARAN Ltd. (TASE: 1085265) as director of SHL Telemedicine Ltd. (SIXSWISS: SHLTN)) and as Chief Executive Officer and director of Virility Medical Ltd.
(6)	Alon Granot served as Canndoc’s Chief Executive Officer until December 2020 and Chief Financial Officer and Executive Vice President at Frutarom Industries Ltd. from 2001 – 2018.

External Directors

Name and municipality of residence	Office held with Intercure	Served as Director of the Company since	Present principal occupation and positions held (2)	Number of Ordinary Shares beneficially owned, directly or indirectly, or controlled or directed at present	Percentage of voting share owned or controlled
Lennie Grinbaum (1) Ramat Hasharon, Israel	Exernal Director	September 2015	External Director	6,743	0.01%
Gideon Hirschfeld (1) Tel Aviv, Israel	External Director	September 2018	External Director (3)	-	-

Notes:

(1)	Each is a member of Intercure’s Audit Committee, Compensation Committee and Nomination Committee.
(2)	Each of the persons has held these positions for five years other than as described below.
(3)	Gideon Hirschfeld provides business development and consulting services for medium-sized businesses.

The following are brief biographies of the above directors nominated for re-election.

Ehud Barak has served on Intercure’s Board as Chairman since March 2019. Mr. Barak also currently serves on the board of three other Israeli companies: Carbyne Ltd., Guardicore Ltd. and Cypertoka Ltd. Mr. Barak served as the tenth Prime Minister of Israel from 1999 to 2001. Before being elected Prime Minister, Mr. Barak completed an illustrious 36-year career in the Israeli Defence Forces (the “IDF”), as the most decorated soldier in its history. Mr. Barak served in top positions in the IDF, including Head of Planning, Head of Military Intelligence, Commander of the Central Command and Deputy Chief of General Staff. As Chief of the General Staff of the IDF, he was involved in the negotiation and implementation of the 1994 peace treaty with Jordan. Mr. Barak has also served Israel as Minister of the Interior, Minister of Foreign Affairs and Defense Minister. Mr. Barak holds a B.S. degree in mathematics and physics from the Hebrew University in Jerusalem and received his M.S.C in economic engineering systems from Stanford University. Since September 2016, he has served as Senior Fellow non-resident at the Belfer Center for Science and International Affairs at Harvard University. Since March 2013, he has served as founder and Chief Executive Officer of Ergo, a strategic consulting firm.

Alexander Rabinovitch has served on Intercure’s Board since October 2018 and is also the Chief Executive Officer of Intercure. He has significant public company experience with both Nasdaq and TASE listed companies. Mr. Rabinovich is currently the Chief Executive Officer and director of Intercure and G.F.C Green Fields Capital Ltd., a public company listed on the TASE, engaged in investments in renewable energies. Mr. Rabinovich also serves on the board of directors of XTL Biopharmaceuticals Ltd., a public company listed on the Nasdaq, and, until 2014, served on the board of directors of Pilat Media Global PLC, a public company listed on TASE and on the Alternative Investment Market of the London Stock Exchange. Mr. Rabinovich holds a B.A. degree in economics and accounting from the University of Haifa.

David Salton has served as an independent director of Intercure Ltd. since December 2014. He has over twenty-five years of management experience related to investment banking, investment companies and funds, and start-up companies in the life science industry. In addition to Intercure, Mr. Salton serves as independent director of ARAN Ltd. (TASE: 1085265) and SHL Telemedicine Limited (SixSwiss:SHLTN). Since October 2019, Mr. Salton has served as the Chief Executive Officer of Vilrility Medical, a startup company, developing consumer medical device. From 2009 to September 2019, Mr. Salton served as Chief Executive Officer and President of Dentack Implants Ltd. Mr. Salton has previously served as the Chief Executive Officer of DCL Technologies Ltd., an investment company (previously listed on TASE) and of Leumi Star Ltd., a public-non-listed venture fund. Mr. Salton also served as Chief Executive Officer of the following private companies: Dyn-Bioshaf Ltd.; Darely Pharmaceutical Ltd.; and DYN Diagnostics Holdings (2000) Ltd., and as board member of several companies listed on the TASE. Mr. Salton also served as the Deputy General Manager and Head of Investments Sector for Leumi Partners with $100 million under management and 25 portfolio companies in various sectors. Mr. Salton holds, B.Sc., Economics & Management degree from the Technion, Industrial Engineering faculty, Israel.

Alon Granot has served on Intercure’s Board since November 2020 and Canndoc’s board of directors since February 2019. Mr. Granot saved as Canndoc’s Chief Executive Officer from September 2019 to December 2020. From 2001 to 2018, Mr. Granot served as Chief Financial Officer and Executive Vice President at Frutarom Industries Ltd., or Frutarom, where he led mergers and acquisitions, business development and overall financial management until Frutarom was acquired for approximately $7.1 billion in 2018. From 2008 to 2016, Mr. Granot served as an external director at Inter Industries Ltd., a company that is publicly traded on the TASE. He also served as director in the semiconductor division of Kulicke & Soffa Industries, Inc., a public company listed on Nasdaq, from 1998 to 2001. Mr. Granot holds a B.A. in economics and business administration from Haifa University and received an M.A. in economics and business administration from Technion-Israel Institute of Technology.

Option Plan

On July 7, 2022, the Board adopted an Israeli Option Plan (the “Option Plan”), subject to regulatory and Shareholder approval at the Meeting, which amended and restated its existing Israeli Shares and Options Allotment Plan, which was adopted in March 2015 (the “Shares and Options Allotment Plan”).

If the ordinary resolution adopting the Option Plan is approved by the Shareholders, all future grants of Options will be made under the Option Plan and no additional Options will be granted under the Shares and Options Allotment Plan. Any outstanding Options that were granted under the Shares and Options Allotment Plan will continue to be governed under the Option Plan.

If the ordinary resolution adopting the Option Plan is not approved by the Shareholders, the Option Plan will be cancelled and have no force and effect and any awards granted under it will be forfeited. The Shares and Options Allotment Plan will remain in effect and continue to govern any outstanding Options granted under it.

For a description of the key terms of the Option Plan, see “Statement of Executive Compensation – Option Plan”. The description is qualified in its entirety by reference to the Option Plan, set forth in Appendix A to this Circular. In order to confirm and approve the Option Plan, a majority of votes cast at the Meeting must be voted in favour of the Option Plan.

Accordingly, Shareholders will be asked to approve the following resolutions (the “Option Plan Resolution”):

“RESOLVED, THAT:

1.	the Option Plan in the form attached as Appendix “A” to the management information circular of the Company dated August 10, 2022 is hereby approved so that all option and share awards by the Company shall be performed in according to the terms and conditions of the Option Plan.”

2.	the Company shall have the ability to continue granting Options under the Option Plan until September 15, 2025, which is three (3) years from the date of the Meeting or any adjournment(s) or postponement(s) thereof at which Shareholder approval is being sought; and

3.	the unallocated Options permitted under the Option Plan are hereby approved.”

The Board unanimously recommends that Shareholders vote in favour of the adoption of the Option Plan, which it believes is in the best interest of the Company and its Shareholders. In order to be effective, the Option Plan Resolution must be approved by a majority of the votes cast by Shareholders for such resolution. Unless a Shareholder specifies otherwise in a proxy, the management representatives designated in the enclosed form of proxy intend to vote FOR the Option Plan Resolution.

Approval of Extension of the Exercise Period of Stock Options granted to the Chairman of the Board

Ehud Barak, the Chairman of the Board, was previously granted Options by the Company on November 27, 2018 to buy 206,065 Ordinary Shares at a price of NIS 8.90 per Ordinary Share, 412,130 Ordinary Shares at a price of NIS 13.35 per Ordinary Share and 412,130 Ordinary Shares at a price of NIS 17.80 per Ordinary Share (the “Barak Options”), which initially had an expiry date of December 31, 2023. Given Ehud Barak’s contributions to the Company and as it has not been prudent to have Ehud Barak exercise the Barak Options, the Board on June 21, 2022 approved extending the expiry date of the Barak Options by an additional three (3) years to December 31, 2026 (the “Extension”), subject to the approval of the Shareholders.

Accordingly, Shareholders will be asked to approve the following resolution (the “Extension Resolution”):

“RESOLVED, to extend the exercise period of the Barak Options by three (3) years so that they may be exercised at any time until December 31, 2026.”

The Board unanimously recommends that Shareholders vote in favour of the Extension, which it believes is in the best interest of the Company and its Shareholders. Pursuant to Section 613(i) of the TSX Manual, the Extension Resolution must be approved by a majority of the votes cast at the Meeting by all holders of Ordinary Shares present or represented by proxy at the Meeting, excluding Ordinary Shares held directly or indirectly by Ehud Barak, who is an insider of the Company entitled to receive a benefit directly or indirectly from the amendment. Unless a Shareholder specifies otherwise in a proxy, the management representatives designated in the enclosed form of proxy intend to vote FOR the Extension Resolution.

Approval of August Option Grant

On August 31, 2021, the Company granted a total of 250,170 Options to certain employees and service providers (the “August Option Grant”) under the Shares and Options Allotment Plan. The TSX’s acceptance of the August Option Grant is conditional upon the disinterested Shareholders of the Company ratifying and approving the August Option Grant. Particulars of the August Option Grant are as follows:

Name of Optionee	Date of Grant	No. of Optioned Shares	Exercise Price (NIS)	Expiration Date
Rami Levy	31.8.2021	41,408	20.16	01.09.2025
Amos Cohen	31.8.2021	95,291	20.16	01.09.2025
Einat Zehvi	31.8.2021	46,117	20.16	01.09.2025
Ofir Krispin	31.8.2021	26,924	20.16	01.09.2025
Deganit Gensler	31.8.2021	26,924	20.16	01.09.2025
Izhak Elba	31.8.2021	13,471	20.16	01.09.2025

Accordingly, Shareholders will be asked to approve the following resolution (the “August Option Grant Resolution”):

“RESOLVED, to ratify and approve the August Option Grant.”

The Board unanimously recommends that Shareholders vote in favour of the August Option Grant, which it believes is in the best interest of the Company and its Shareholders. Pursuant to Section 613(a) of the TSX Manual, the August Option Grant Resolution must be approved by a majority of the votes cast at the meeting by all holders of Ordinary Shares present or represented by proxy at the Meeting, excluding Ordinary Shares held directly or indirectly by any insiders of the Company entitled to receive a benefit from the arrangement. Each of the officers and directors of the Company are insiders entitled to receive a benefit under the Shares and Options Allotment Plan, which does not contain an insider participation limit, and are therefore not eligible to vote in respect of the August Option Grant Resolution. Unless a Shareholder specifies otherwise in a proxy, the management representatives designated in the enclosed form of proxy intend to vote FOR the August Option Grant Resolution.

Approval of CEO Option Grant

On June 21, 2022, the Board of Directors of the Company approved, following receipt of the recommendation of the Compensation Committee, the grant to Alexander Rabinovitch, the Chief Executive Officer of the Company, of a total of 460,000 Options to purchase ordinary shares (the “CEO Option Grant”) under the Shares and Options Allotment Plan. The CEO Option Grant includes the vesting of such options over a period of 4 years on a quarterly basis and the exercise price of such option to be NIS 21.76, based on the average of the 30 days prior to the date of the Board of Directors approval. The CEO Option Grant is subject to the approval of the Shareholders.

Accordingly, Shareholders will be asked to approve the following resolution (the “CEO Option Grant Resolution”):

“RESOLVED, to ratify and approve the CEO Option Grant as detailed above.”

The Board unanimously recommends that Shareholders vote in favour of the CEO Option Grant, which it believes is in the best interest of the Company and its Shareholders. Pursuant to Section 613(a) of the TSX Manual, the CEO Option Grant Resolution must be approved by a majority of the votes cast at the meeting by all holders of Ordinary Shares present or represented by proxy at the Meeting, excluding Ordinary Shares held directly or indirectly by any insiders of the Company entitled to receive a benefit from the arrangement. Alexander Rabinovitch and each of the officers and directors of the Company are insiders entitled to receive a benefit under the Shares and Options Allotment Plan, which does not contain an insider participation limit, and are therefore not eligible to vote in respect of the CEO Option Grant Resolution. Unless a Shareholder specifies otherwise in a proxy, the management representatives designated in the enclosed form of proxy intend to vote FOR the CEO Option Grant Resolution.

Approval of CEO Compensation Package

Mr. Alexander Rabinovitch, the Chief Executive Officer of the Company is currently entitled to a monthly gross salary of NIS 15,000. It is proposed that such monthly gross salary be increased to NIS 50,000, effective as of June, 2022 (the “CEO Salary Increase”).

Accordingly, Shareholders will be asked to approve the following resolution (the “CEO Compensation Resolution”):

“RESOLVED, to ratify and approve the CEO Salary Increase as detailed above.”

The Board unanimously recommends that Shareholders vote in favour of the resolution approving the compensation of the Company’s Chief Executive Officer, which it believes is in the best interest of the Company and its Shareholders. In order to be effective, the resolution must be approved by a majority of the votes cast by Shareholders for such resolution. Unless a Shareholder specifies otherwise in a proxy, the management representatives designated in the enclosed form of proxy intend to vote FOR the CEO Compensation Resolution.

Required Vote

In accordance with the requirements of the Toronto Stock Exchange (the “TSX”), the votes attached to Ordinary Shares held by insiders of the Company benefitting directly or indirectly from the Extension, August Option Grant or CEO Option Grant will be excluded from the Extension Resolution, August Option Grant Resolution or CEO Option Grant Resolution, as applicable.

Also, in accordance with Companies Law, the approval of the Extension Resolution and the CEO Compensation Resolution also requires the affirmative vote of simple majority of voting power represented and voting on each resolution in person or by proxy at the Meeting in person or by proxy and voting thereon, and as long as one of following conditions is met:

a.

The majority of shares that voted for the approval of the respective resolution includes at least majority of the shares held by non-controlling and non-interested Shareholders voted at the Meeting (excluding abstain votes); or

b.

The total number of shares of non-controlling and non-interested Shareholders that voted against the approval if the respective resolution does not exceed two percent (2%) of the aggregate voting rights in the Company.

Under the Companies Law, (1) the term “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer; and (2) a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO but (ii) excludes an interest arising solely from the ownership of our ordinary shares.

The Companies Law requires that each Shareholder voting on the appointment of each of the four Nominees, the Option Plan Resolution, the Extension Resolution, the August Option Grant Resolution, the CEO Option Grant Resolution and the CEO Compensation Resolution indicate whether or not the Shareholder has a personal interest in the proposed resolution. As such, in the Proxy attached to this Circular or voting instruction card you will be asked to indicate whether you have a personal interest with respect to the proposed resolution. If any Shareholder casting a vote in connection hereto does not notify us whether or not they have a personal interest with respect to such resolution, their vote with respect to the applicable resolution will be disqualified.

If you provide specific instructions with regard to the matters to be voted on at the Meeting, your shares will be voted as you instruct. If you sign and return your Proxy or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board. The proxy holders will vote in their discretion on any other matters that properly come before the meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares beneficially in street name, your shares will also not be voted at the meeting if you do not return your proxy card or voting instruction card to instruct your broker how to vote. For all resolutions, a broker may only vote in accordance with instructions from a beneficial owner of shares.

Availability of Proxy Materials

Copies of the proxy card and voting instruction card, the Notice of Meeting and this Circular are available at the “Investor Information” portion of our website, https://www.intercure.co/ and on our SEDAR profile at www.sedar.com. The contents of our website do not form part of this Circular.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Corporate Cease Trade Orders or Bankruptcies

Other than as set forth below, during the past 10 years, no Nominee proposed for election has been a director, chief executive officer or chief financial officer of any company that:

(a)	was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days while the nominee was acting in such capacity; or

(b)	was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days that was issued after the nominee ceased to act in such capacity and which resulted from an event that occurred while the nominee was acting in such capacity.

During the past 10 years, no Nominee proposed for re-election has been a director or executive officer of any company that, while the nominee was acting in such capacity, or within a year of the Nominee ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or director appointed to hold its assets.

David Salton was the CEO of Dentack Implants Ltd, a private Israeli company that underwent insolvency proceedings in January 2017. David was the CEO of the noted company as it underwent the proceedings and remained the CEO afterwards.

Personal Bankruptcies

No Nominee proposed for election has, within the 10 years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or director appointed to hold the assets of the nominee.

Penalties or Sanctions

No Nominee proposed for election has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

COMPENSATION OF DIRECTORS

Director Compensation Table

The following indicates compensation provided to the directors for the year ended December 31, 2021.

Name	Fees paid in cash (K- NIS)	Share based awards (K-NIS)	Option based awards (K-NIS)	Non-equity incentive plan compensation (K-NIS)	Pension value (K-NIS)	All other compensation (K-NIS)	Total (K-NIS)
Ehud Barak	334	-	2,621	-	55	-	3,010
Alexander Rabinovitch	159	-	-	-	21	-	180
David Salton	152	-	49	-	-	-	201
Alon Granot	152	-	-	-	-	-	201
Lennie Grinbaum	152	-	49	-	-	-	201
Gideon Hirschfeld	152	-	49	-	-	-	201

Notes:

(1)	Fees include a base cash retainer; these amounts are further explained below in “Summary of Director Compensation”.

Summary of Director Compensation

Our objectives regarding director compensation are to follow best practices with respect to retainers and the format and weighting of the cash and equity components of compensation, having regard to the experience and expertise of our Board members and their contributions to the Board.

Under the Companies Law, external directors and non independent director may be compensated only in accordance with the applicable regulations. These regulations permit the payment of cash compensation within a specified range, based on the size of the company, or cash or equity compensation that is consistent with the compensation paid to the other independent directors.

The total compensation for all non-executive directors is comprised of a cash retainer, plus committee fees in accordance with the Companies Law. In addition to the cash retainer and committee fees, the two Israeli external directors and non independent director (as required by the Companies Law) will be paid meeting fees. We may also issue Options to our directors under our Option Plan.

Subject to applicable law, it is expected that the directors will be reimbursed for the reasonable out-of-pocket expenses they incurred in serving as directors.

The non-employee directors and committee members are be paid the following annual retainers:

Position	Type of Fee	Amount Per Year (K- NIS) (1)
Member of the Board	Cash Retainer	72

Note:

(1)	Board members may be entitled to additional per-meeting compensation of 2.5 Thousand NIS.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Officer Compensation

An issuer’s “named executive officers” (“NEOs”) are comprised of its chief executive officer and chief financial officer (or individuals who serve in similar capacities), and its three most highly compensated executive officers, other than the chief executive officer and chief financial officer, whose total compensation is, individually, more than $150,000. The NEOs of Intercure for the year ended December 31, 2021 are the following:

Alexander Rabinovitch , Director and Chief Executive Officer

Amos Cohen, Chief Financial Officer

Ehud Barak, Chairman of the Board

Rami Levy, Chief Operating Officer of Canndoc

Moshe Gabrilov, (Former) Chief Marketing Officer of Canndoc

Israeli Corporate Law Matters Impacting Executive Compensation

Under Companies Law, the compensation of external directors is set in the regulations thereto, and the compensation of directors of a public company requires the approval of the compensation committee, the subsequent approval of the board of directors and, unless exempted under regulations promulgated under Companies Law, the approval of the shareholders at a general meeting. If the compensation of directors is inconsistent with a company’s stated compensation policy, then, those provisions that must be included in the compensation policy according to Companies Law must have been considered by the compensation committee and board of directors, and shareholder approval will also be required, provided that:

●	At least a majority of the shares held by shareholders who are not controlling shareholders and do not have a personal interest in the resolution, present and voting at such meeting, are voted in favor of the compensation package, excluding abstentions; or

●	The total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution voting against the compensation package does not exceed 2% of the aggregate voting rights in the company.

Companies Law also requires the approval of the compensation of a public company’s executive officers (other than a director and/or the chief executive officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

Under Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide a detailed report for their decision. The approval of each of the compensation committee and the board of directors should be in accordance with the company’s stated compensation policy; however, in special circumstances, they may approve compensation terms of a chief executive officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of director compensation). In addition, the compensation committee may waive the shareholder approval requirement with regards to the approval of the engagement terms of a candidate for the chief executive officer position, if they determine that the compensation arrangement is consistent with the company’s stated compensation policy, and that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the chief executive officer candidate.

Incentive Compensation

The purpose of our Option Plan is to provide us with a share-related mechanism to attract, retain and motivate qualified directors, employees and consultants, to reward such of those non-employee directors, employees and consultants as may be granted Options under the Option Plan by the Board from time to time for their contributions towards our long term goals and success and to enable and encourage such non-employee directors, employees and consultants to acquire Ordinary Shares as long term investments and proprietary interests in Intercure. Please see “Statement of Executive Compensation – Option Plan” for a summary of the material terms of the Option Plan.

Termination and Change of Control Benefits

For a summary of the termination benefits provided under the NEOs’ employment agreements, please refer to the “Employment Agreements” section below.

Compensation Governance

Under Companies Law, the board of directors of a public company must appoint a compensation committee.

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy and which we are required to adopt under Companies Law. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and will need to be brought for approval by the company’s shareholders, which approval, or a Special Approval for Compensation, requires that either:

●	At least a majority of the shares held by shareholders who are not controlling shareholders and do not have a personal interest in the applicable resolution participating in the vote (excluding abstentions) are voted in favor; or

●	The total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the applicable resolution and who vote against, does not exceed 2% of the company’s aggregate voting rights.

The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee, and one of the external directors must serve as chairman of the committee. Each compensation committee member that is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to who may not be a member of the committee.

Intercure’s Compensation Committee consists of three (3) members, David Salton, Lennie Grinbaum and Gideon Hirschfeld, and assists the Board in determining compensation for Intercure’s directors and officers. The Board has determined that each member of our compensation committee is independent under the Nasdaq Marketplace Rules (and as defined in NI 58-101), including the additional independence requirements applicable to the members of a compensation committee.

In accordance with Companies Law, the roles of the compensation committee are, among others, as follows:

●	Recommending to the board of directors with respect to the approval of the compensation policy for office holders and, once every three years regarding any extensions to a compensation policy that was adopted for a longer period of time;

●	Reviewing the implementation of the compensation policy and periodically recommending to the board of directors with respect to any amendments or updates of the compensation plan;

●	Resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and

●	Exempting, under certain circumstances, a transaction with a candidate to the position of chief executive officer from the approval of the general meeting of shareholders.

The Board has adopted a compensation committee charter setting forth the responsibilities of the committee consistent with the Nasdaq Marketplace Rules.

In general, under Companies Law, a public company must have a compensation policy approved by the board of directors after receiving and considering the recommendations of the compensation committee. In addition, the compensation policy must be approved at least once every three years, first, by the Board, upon recommendation of the Compensation Committee, and second, by a majority of the Ordinary Shares present, in person or by proxy, and voted at a shareholders meeting, provided that either:

●	Such majority includes at least a majority of the shares held by shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement and who are present and voting (excluding abstentions); or

●	The total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement, does not exceed 2% of the company’s aggregate voting rights.

Pursuant to Companies Law, under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee and then the board of directors decide, on the basis of detailed arguments and after discussing again the compensation policy, that approval of the compensation policy, despite the objection of the meeting of shareholders, is for the benefit of the company.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, business plan and long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	The education, skills, experience, expertise and accomplishments of the relevant office holder;

●	The office holder’s position, responsibilities and prior compensation agreements with him or her;

●	The ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost, the average and median salary of the employees of the company, as well as the impact of such disparities on the work relationships in the company;

●	If the terms of employment include variable components—the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

●	If the terms of employment include retirement grants—the term of employment or office of the office holder, the terms of his or her compensation during such period, the company’s performance during the such period, his or her individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

The compensation policy must also include, among others:

●	With regards to variable components:

●	With the exception of office holders who report directly to the chief executive officer, determining the variable components on long-term performance basis and on measurable criteria; however, the company may determine that an immaterial part of the variable components of the compensation package of an office holder’s (or all of the variable components) shall be awarded based on non- measurable criteria, if such amount is not higher than three monthly salaries per annum, while taking into account such office holder contribution to the company; and

●	The ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their grant.

●	A condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of his or her terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;

●	The minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

●	A limit to retirement grants.

Intercure’s compensation policy is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of its directors and executive officers with long-term performance and provide a risk management tool. To that end, a portion of an executive officer compensation package is targeted to reflect short and long-term goals, as well as the executive officer’s individual performance. On the other hand, Intercure’s compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Summary Compensation Table

The following table sets out information (in thousands of NIS) concerning the compensation earned by, paid to, or awarded to the NEOs for the year ended December 31, 2021.

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary (K-NIS)	Share Based Awards (K- NIS)	Option Based Awards (K- NIS)	Annual Incentiv e Plans (K-NIS)	Long- Term Incentiv e Plans (K-NIS)	All Other Compensati on (K-NIS)	Total Compensati on (K-NIS)
Alexander Rabinovich Chief Executive Officer	2021	180	-	-	-	-	-	58
Amos Cohen Chief Financial Officer	2021	379	-	637	124	-	457	1,597
Ehud Barak Chairman of the Board	2021	389	-	2,621	-	-	-	3,010
Rami Levy Chief Operating Officer (Canndoc)	2021	939	-	662	124	-	-	1,726
Moshe Gabrilov Former Chief Marketing Officer (Canndoc)	2021	970	-	242	124	-	-	1,337

Employment Agreements, Severance and Other Termination Benefits

(a)	Alexander Rabinovitch, CEO and Director

Alexander is not entitled for any payment as a director of Intercure. As Intercure’s main shareholder Alexander’s employment term was approved by the general assembly on February 7, 2019. Alexander’s employment agreement provides for base salary, expenses return according to the Intercure’s policy and is entitled to be included under the director & officer insurance and indemnification letter.

(b)	Ehud Barak, Chairman of the Board

Ehud was appointed as Intercure’s Chairman of the Board in September, 2018 for an indefinite period during which we may terminate the employment agreement, for any reason, by prior notice 60 days or for cause, on 3 days’ prior notice. Ehud may terminate the employment agreement, for any reason, by giving 3 business days ‘advance notice. In addition, Ehud or his survivors will be entitled to a payment of 3 months’ salary, in the event of termination of employment due to death or incapacity for work.

Ehud is entitled for base salary for his employment for agreed 40 monthly hours, agreed amount of Intercure’s options and other social conditions, including provisions under the Pension and Study Fund Law.

(c)	Amos Cohen, Chief Financial Officer

Amos’s employment agreement provides for base salary, an annual performance bonus and benefits. Amos will participate in the Option Plan. We may terminate the employment agreement, for any reason, by prior notice of 90 days.

Amos’s employment agreement also contains customary confidentiality and non-disparagement covenants and certain restrictive covenants that will continue to apply following the termination of his employment, including non- competition and non-solicitation provisions which are in effect during Amos’s employment and for the 6 months following the termination of his employment.

(d)	Rami Levi, Chief Operating Officer, Canndoc

Rami’s employment agreement provides for base salary, an annual performance bonus and benefits. Rami will participate in the Option Plan. We may terminate the employment agreement, for any reason, by prior notice of 90 days.

Rami’s employment agreement also contains customary confidentiality and non-disparagement covenants and certain restrictive covenants that will continue to apply following the termination of his employment, including non- competition and non-solicitation provisions which are in effect during Rami’s employment and for the 6 months following the termination of his employment.

(e)	Moshe Gabrilov, Former Chief Marketing Officer, Canndoc

Moshe served as Canndoc’s Chief Marketing Officer until December 31, 2021. Moshe’s employment agreement provided for base salary, an annual performance bonus and benefits. Moshe was eligible to participate in the Option Plan. The employment agreement provided that we may terminate the employment agreement, for any reason, by prior notice of 90 days.

Moshe’s employment agreement also contained customary confidentiality and non-disparagement covenants and certain restrictive covenants that continue to apply following the termination of his employment, including non- competition and non-solicitation provisions which were in effect during Moshe’s employment and for the 6 months following the termination of his employment.

The table below shows (in thousands of NIS (New Israeli shekels) the incremental payments that would be made to our NEOs under the terms of their employment agreements upon the occurrence of certain events, if such events were to occur immediately following the date of this Circular.

Name and Principal Position	Event	Severance (K-NIS)	Other Payments (K-NIS)	Total (K- NIS)	Following Change of Control
Ehud Barak Chairman	Termination without cause	20	-	20	-
Alexander Rabinovich Chief Executive Officer	Termination without cause	5	-	5	-

Name and Principal Position	Event	Severance (K-NIS)	Other Payments (K-NIS)	Total (K- NIS)	Following Change of Control
Amos Cohen Chief Financial Officer	Termination without cause	63	-	63	-
Rami Levy Chief Operating Officer (Canndoc)	Termination without cause	63	-	63	-
Moshe Gabrilov Former Chief Marketing Officer (Canndoc)	Termination without cause	63	-	63	-

Outstanding Option-Based Awards

The following table sets out information (in NIS, where applicable) concerning the option-based awards granted to our NEOs outstanding at the year ended December 31, 2021:

	Option-based Awards
Name and Principal Position	Number of securities underlying unexercised options (#)	Option exercise price (NIS)	Option expiration date	Value of unexercised in- the-money options (K-NIS)
Alexander Rabinovich Chief Executive Officer	224,756	1.67	Five years from grant date	15,675
Amos Cohen Chief Financial Officer	42,096 5,956	18.38 20.16	Four years from grant date	99 2
Ehud Barak Chairman	198,433 396,866 396,866	8.90 13.35 17.80	March 31, 2023	11,344 22,226 21,835
Rami Levy Chief Operating Officer (Canndoc)	396,866 2,588	18.38 20.16	Five years from grant date	138 1
Moshe Gabrilov Former Chief Marketing Officer (Canndoc)	58,935	18.38	Four years from grant date	99

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out, for each of our NEOs, the value of the option-based awards which vested in accordance with their terms during the year ended December 31, 2021. None of the NEOs hold any share-based awards.

Name and Principal Position	Option-Based Awards – Value Vested During the Year (K-NIS)
Alexander Rabinovich Chief Executive Officer	-
Amos Cohen Chief Financial Officer	637
Ehud Barak Chairman	2,623
Rami Levy Chief Operating Officer (Canndoc)	663
Moshe Gabrilov Former Chief Marketing Officer (Canndoc)	245

Note:

(1)	Reflects the grant date fair value of stock options (determined in accordance with the Black-Scholes valuation model).

Option Plan

The Board adopted the Option Plan on July 7, 2022, which amends and restates the Company’s existing Shares and Options Allotment Plan originally adopted by the Company in March 2015. If approved by the Shareholders at the Meeting, Intercure will be able to grant Options, exercisable into Ordinary Shares, to directors, officers, employees, non-employee service providers and controlling shareholders (as defined the Israeli Income Tax Ordinance [New Version], 5721-1961) of the Company and related companies in order to create incentives for them to share in the development and success of the Company. The Option Plan provides for options to be granted at the determination of the Board (which is entitled to delegate its powers to the Compensation Committee), in each case, subject to applicable law or the rules of any stock exchange. A copy of the Option Plan is attached as Appendix A to this Circular.

The Option Plan is a rolling plan and provides that the maximum number of Ordinary Shares issuable upon the exercise of Options shall not exceed such number which represents 15% of the issued and outstanding Ordinary Shares of the Company from time to time. As a result, should the Company issue additional Ordinary Shares in the future, the number of Ordinary Shares issuable under the Option Plan will increase accordingly. As of August 10, 2022 there are 4,579,900 Ordinary Shares available for grant under the Option Plan, such number being 6,770,091 Ordinary Shares (15% of the issued and outstanding Ordinary Shares of the Company) less 2,190,191 Ordinary Shares (4.85% of the issued and outstanding Ordinary Shares of the Company) issuable upon exercise of the Options currently outstanding under the Shares and Options Allotment Plan.

The Option Plan is considered an “evergreen” plan, since the Ordinary Shares covered by options which have been exercised shall be available for subsequent grants under the Option Plan and the number of options available to grant increases as the number of issued and outstanding Ordinary Shares of the Company increases. In the event that options allocated under the Option Plan expire or otherwise terminate, such expired or terminated options can become available following Board approval under the Option Plan.

Administration

Subject to the limitations set out in the Option Plan, the Board has the exclusive and absolute discretion to determine which directors, officers, consultants, employees and controlling shareholders are eligible to receive Options under the Option Plan, the terms of the grant agreements (including the number of Options that are granted to each participant, the number of Ordinary Shares that are subject to each Option, the times and exercise conditions of the Option and the exercise price), to apply restrictions on the transferability of the Options and terms with respect to the seizure of Options, and to cancel and suspend grants.

Eligibility

All directors, officers, employees, non-employee service providers and controlling shareholders (as defined the Israeli Income Tax Ordinance [New Version], 5721-1961) of the Company and related companies are eligible to participate in the Option Plan. The extent to which any such individual is entitled to receive a grant of an award pursuant to the Option Plan will be determined in the sole and absolute discretion of the Board.

Insider Participation Limit

The Option Plan limits insider participation such that the number of Ordinary Shares issued to insiders within any one-year period and issuable at any time to insiders, under the Option Plan and any other security based compensation arrangement, does not exceed 10% of issued and outstanding Ordinary Shares as at the applicable grant date. The Option Plan does not provide for a maximum number of Ordinary Shares which may be issued to an individual.

Exercise Price

The Option Plan provides that the exercise price of each Option will be determined by the Board at its sole discretion and in accordance with the provisions of applicable law, and subject to the guidelines of the Committee as provided from time to time, provided that while the Ordinary Shares are listed for trading on the TSX, the exercise price cannot be lower than the market value on the grant date (as defined in the Option Plan), which shall not be lower than the closing price of the Ordinary Shares on the TSX on the last trading day that precedes the grant date.

Term

The Board fixes the vesting terms it deems appropriate when granting options and will set the term of options granted under the Option Plan, which term cannot exceed 12 years.

Cashless Exercises

The Board has the authority to accelerate the vesting date of any Options or to require the exercise of the Options, in whole or in part, on a “cashless” basis, pursuant to which the participant will be entitled to receive such number of Ordinary Shares that reflect the “in the money” amount of the options that are exercised in accordance with the following formula:

Y = The number of exercisable Options, subject to the adjustments that are set forth in the Option Plan.

A = The market value of each Ordinary Share on the exercise date.

B = The exercise price of the Option exercised, subject to the adjustments set forth in the Option Plan.

N = The par value of each Ordinary Share (which shall be 0 unless otherwise noted in the Articles).

Termination of Employment or Services

Subject to the terms of the Option Plan and the governing option agreement, upon the cessation of the employer- employee or service provision relationship, any unvested options will expire immediately at the time of termination and any vested options will expire at the earlier of the expiry date in the governing option agreement and (i) three (3) months after the participant’s death; (ii) three (3) months after the resignation of the participant; or (iii) three (3) months following the termination of the relationship without reason. If an optionee’s employment or engagement is terminated for a reason (as defined in the Option Plan) the optionee’s right to exercise all vested and unvested the options granted to him or her will expire immediately.

Transferability

No options granted under the Option Plan may be assigned or transferred to a third party, with the exception of an assignment made to a personal representative of a deceased participant.

Amendments

The Board may amend, change, suspend or terminate the Option Plan at any time without notice to or approval by the Shareholders, unless and to the extent prohibited by applicable law or the rules of any stock exchange. Notwithstanding the foregoing, the following amendments to the Option Plan require the approval of Shareholders: (a) any amendment to the amendment provisions of the Option Plan; (b) any increase in the maximum number of Ordinary Shares issuable under the Option Plan; (c) any reduction in the exercise price or extension of the option period benefiting a participant; and (d) such other matters that may require Shareholder approval under applicable law and the rules of any stock exchange. Further, if an amendment adversely affects the right under any previously granted option, such amendment shall not be effective on such previously option without the written consent of each affected participant.

Except for the items listed above, amendments to the Option Plan will not require Shareholder approval. Such amendments include (but are not limited to): (a) amendments of a “housekeeping” nature; (b) amendments respecting the administration of the Option Plan; (c) changes to the vesting provisions of any Option; (d) changing the termination provisions of any Option (provided that the period during which an Option is exercisable does not exceed 12 years from the date the option is granted and that such option is not held by an insider of the Company); (e) the addition of a form of financial assistance and any amendment to a financial assistance provision which is adopted; and (f) changes to the class of participants eligible to participate under the Option Plan.

Shareholder Approval

In accordance with the requirements of the TSX, the unallocated Options under the Option Plan must be approved every three years by the Company’s Board of Directors and Shareholders. In addition, any amendments requiring shareholder approval under the Option Plan must be placed before Shareholders as such amendments arise. Should the Shareholders vote to approve the Option Plan at the Meeting, unallocated Options will, therefore, need to be approved on or prior to the close of the annual meeting to be held in 2025.

Section 102 of the Israeli Tax Ordinance

Section 102 of the Israeli Tax Ordinance allows Intercure’s employees, directors and officers who are not controlling shareholders (as such term is defined in the Israeli Tax Ordinance) and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Intercure’s non-employee service providers and controlling shareholders may only be granted options under another section of the Israeli Tax Ordinance, which does not provide for similar tax benefits. Section 102 of the Israeli Tax Ordinance includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. The most favorable tax treatment for the grantees is under Section 102(b)(2) of the Israeli Tax Ordinance, the issuance to a trustee under the “capital gains track.” The Board selected the “capital gains track” for grants to Israeli employees under the Option Plan. Under this track, Intercure is not allowed to deduct an expense with respect to the grant of the Options or issuance of shares.

Entitlements Subject to Security Holder Ratification.

On August 31, 2021, the Board granted a total of 250,170 Options to certain employees and service providers. These Options cannot be exercised until such time that the Options granted have been ratified by the Shareholders in the August Option Grant Resolution and will be cancelled if Shareholders do not approve the grant.

Audit Committee Information

The Company’s audit committee for the fiscal year 2021 (the “Audit Committee”) consisted of David Salton, as the Chair of the Audit Committee, Lennie Michelson Grinbaum and Gideon Hirschfeld. All Directors who served on the Audit Committee in the fiscal year 2021 were independent, as required by NI 52-110. All members of the Audit Committee are financially literate. An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

The Audit Committee is mandated to assist the Board in fulfilling applicable reporting issuer obligations respecting audit committees and its oversight responsibilities with respect to financial reporting. The Audit Committee’s responsibilities include, among other things, reviewing and approving the financial statements of the Company and public disclosure documents containing financial information and reporting on such review to the Board, ensuring that adequate procedures are in place for the reviewing of the Company’s public disclosure documents that contain financial information, and overseeing the work and reviewing the independence of the external auditors.

Reference is made to the Company’s Annual Information Form dated March 31, 2022 (the “AIF”), which is incorporated by reference in this Circular, for information relating to the Audit Committee of the Company as required under Form 52-110F1. The AIF can be accessed under Intercure’s profile on SEDAR at www.sedar.com.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table summarizes certain information as of December 31, 2021 regarding compensation plans of the Company under which equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights (NIS)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column) (#)
Equity compensation plans approved by securityholders – N/A	-	-	-
Equity compensation plans not approved by securityholders – Shares and Options Allotment Plan(1)	2,190,191	17.6	4,579,900

Note:

(1)	See “Statement of Executive Compensation – Option Plan” above for a description of the material features of the Option Plan). The Shares and Options Allotment Plan was adopted by the Board in March 2015 and did not require securityholder approval. The Option Plan was adopted by the Board as of July 7, 2022, subject to securityholder approval at the Meeting. As of December 31, 2021 options to purchase 2,190,191 Ordinary Shares were outstanding under the Option Plan and up to 4,579,900 Ordinary Shares were available for issuance. Of such outstanding options, options to purchase 1,930,085 Ordinary Shares were vested as of December 31, 2021, with a weighted average exercise price of 17.6 NIS per share, and each will expire ten years from the date of grant.

DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION

Intercure maintains a director and officer insurance policy to limit Intercure’s exposure to claims against, and to protect, its directors and officers. In addition, Intercure has entered into indemnification agreements with each of its directors and officers. The indemnification agreements generally require that Intercure indemnify and hold the indemnitees harmless to the greatest extent permitted by law for liabilities arising out of the indemnitees’ service to Intercure as directors and officers (including to the extent they are also director and officers to any of Intercure’s subsidiaries). However, the law in Israel is such that indemnification is provided only in circumstances that the indemnitees acted honestly and in good faith and in a manner the indemnitees reasonably believed to be in, or not opposed to, Intercure’s best interests and, with respect to criminal and administrative actions or proceedings that are enforced by monetary penalty, the indemnitees had no reasonable grounds to believe that his or her conduct was unlawful. The indemnification agreements also provide for the advancement of defence expenses to the indemnitees by Intercure.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

To the knowledge of the management of the Company, no Nominee is indebted to the Company, nor were any of these individuals indebted to any other entity which indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management, no informed person (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) of the Company, no proposed nominee for election as a director of the Company and no known associate or affiliate of any such informed person or proposed nominee, has or has had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction which has or would materially affect the Company or any of its affiliates.

MANAGEMENT CONTRACTS

To the knowledge of management no directors or officers, nor any of their respective associates or affiliates, has any contract, arrangement or understanding with respect to future employment or the performance of any management functions to the Company or any of its affiliates.

STATEMENT OF CORPORATE GOVERNANCE

Intercure’s Canadian corporate governance disclosure obligations are set out in the Canadian Securities Administrators’ NI 52-110, National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58- 101”) and National Policy 58-201 – Corporate Governance Guidelines. These instruments set out a series of guidelines and requirements for effective corporate governance (collectively, the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of Board members. NI 58-101 requires the disclosure by each listed corporation of its approach to corporate governance with reference to the Guidelines. Such Guidelines are applicable to Intercure provided that they do not contravene Companies Law.

Set out below is a description of Intercure’s approach to corporate governance in relation to the Guidelines.

Board of Directors

Following the Meeting, the Board will be comprised of six directors:

Name	Role
Ehud Barak	Chairman of the Board
Alexander Rabinovich	Chief Executive Officer, Director
David Salton	Director
Lennie Grinbaum	External Director
Gideon Hirschfeld	External Director
Alon Granot	Director

The primary function of the Board is to supervise the management of the business and affairs of Intercure, including the responsibility for the strategic planning process, assessing the performance of and overseeing Intercure’s management, the issuance of securities, succession planning, ensuring effective and adequate communication with shareholders, other stakeholders and the public, oversight of Intercure’s internal control and management information systems, corporate governance, director compensation and assessment and approving material transactions and contracts. The Board is also responsible for reviewing the succession plans for Intercure, including appointing, training and monitoring senior management to ensure that the Board and management have the appropriate skills and experience. The Board has appointed an Audit Committee (in order to discuss, among other things, the Company’s corporate governance), and the Compensation Committee (in order to discuss, among other things, the Company’s nominating policies. The Board has delegated to the applicable committee those duties and responsibilities set out in each committee’s charter.

Independence of the Board

NI 58-101 defines an “independent director” as a director who has no direct or indirect material relationship with Intercure. A “material relationship” is in turn defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with such member’s independent judgment. In determining whether a particular director is an “independent director” or a “non-independent director”, the Board considers the factual circumstances of each director in the context of the Guidelines.

Assuming the re-appointment of the four Nominees at the Meeting, following the Meeting the Board will be comprised of six members, four of whom are “independent directors” within the meaning of NI 58-101. Gideon Hirschfeld, David Salton and Lennie Grinbaum are considered independent for the purposes of NI 58-101.

Meeting in-camera

The Board and committees will meet without management and non-independent directors at meetings of the Board, if considered necessary. These discussions will generally form part of the committee chairs’ reports to the Board. The Chair will chair the meetings and encourage open and candid discussions among the independent directors by providing them with an opportunity to express their views on key topics before decisions are taken.

Succession planning

The Audit Committee’s corporate governance discussions and the Compensation Committee’s discussions provide primary oversight of succession planning for senior management, the performance assessment of Intercure’s officers, and the Chief Executive Officer’s assessments of the other senior officers. From time to time, as appropriate, the Audit Committee may conduct in-depth reviews of succession options relating to senior management positions and, when appropriate, may approve the rotation of senior officers into new roles to broaden their responsibilities and experiences and deepen the pool of internal candidates for senior management positions. The independent directors may participate in the assessment of the officers’ performance every year. The Board will approve all appointments of executive officers.

Board Practices

Our Articles provide that Intercure may have between five and 11 directors, including directors who serve as external directors under Companies Law. Following the Meeting, the Board will consist of six directors. Other than the external directors, the directors are elected by an ordinary resolution at the annual and/or special general meeting of our Shareholders. Each director who is not an external director will hold office until the next annual general meeting of our Shareholders, unless they are removed by a majority of the shares voted at a general meeting of our Shareholders or upon the occurrence of certain events, in accordance with the Companies Law and the Articles.

In addition, if a director’s office becomes vacant, the remaining serving directors may continue to act in any manner, provided that their number is of the minimal number specified in the Articles. If the number of serving directors is lower than such minimum number, then the Board may only act in an emergency or to fill the office of director which has become vacant pursuant to the Articles, or in order to call a general meeting of our Shareholders for the purpose of electing directors to fill any of the vacancies. In addition, the directors may appoint additional director(s) to fill vacancies of any director who resigned, provided that three quarters of the remaining directors vote in favour of such appointment.

Pursuant to Companies Law and the Articles, a resolution proposed at any meeting of the Board at which a quorum is present is adopted if approved by a vote of a majority of the directors present and voting. A quorum of the Board requires at least a majority of the directors then in office who are lawfully entitled to participate in the meeting. If after half an hour, a quorum is not present, the meeting may be adjourned to a future date as decided by the chairman of the board, and in their absence, the directors present at the meeting, provided that all the directors will receive notice of the adjourned meeting at least 24 hours prior to its proposed time of commencement. The quorum for such adjourned meeting of the board shall be not less than 3 members of the board.

Under Companies Law, the chief executive officer of a public company or their relatives may not serve as the chairman of the Board unless approved by the holders of a majority of the shares of the company represented and voted at the meeting in person or by proxy or written ballot, for periods not exceeding 3 years each time, provided that:

●	at least a majority of the shares of non-controlling shareholders or shareholders that do not have a personal interest in the approval voted in favor (disregarding abstentions); or

●	the total number of shares of non-controlling shareholders or shareholders that do not have a personal interest in the approval voted against the resolution does not exceed 2% of the aggregate voting rights in the company.

In addition, a person subordinated, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman of the board of directors may not be vested with authorities that are granted to those subordinated to the chief executive officer; and the chairman of the board of directors may not serve in any other position in the company or a controlled company, except as a director or chairman of a controlled company.

In addition, under Companies Law, a minimum of one external director is required to have financial and accounting expertise. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. He or she must be able to thoroughly comprehend the financial statements of the listed company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. The Board has determined that Intercure requires at least one director with the requisite financial and accounting expertise pursuant to applicable Israeli regulations. The Board has determined that Alexander Rabinovitch, David Salton and Gideon Hirschfeld have the requisite financial and accounting expertise.

External Directors

Under Companies Law, companies incorporated under the laws of the State of Israel that are “public companies” are required to appoint at least two external directors, subject to certain exceptions that are not currently available to Intercure. The appointment of external directors must be made by a general meeting of shareholders no later than three months following the company becoming a “public company”.

A person may not be appointed as an external director if the person is a relative of a controlling shareholder or if on the date of the person’s appointment or within the preceding two years the person or his or her relatives, partners, employers or anyone to whom that person is subordinate, whether directly or indirectly, or entities under the person’s control have or had any affiliation with any of the following, or an affiliated entity: (1) Intercure; (2) any person or entity controlling us on the date of such appointment; (3) any relative of a controlling shareholder; or (4) any entity controlled, on the date of such appointment or within the preceding two years, by Intercure or by a controlling shareholder. If there is no controlling shareholder or any shareholder holding 25% or more of voting rights in the company, a person may not be appointed as an external director if the person has any affiliation to the chairman of the board of directors, the chief executive officer (referred to in Companies Law as a general manager), any shareholder holding 5% or more of the company’s shares or voting rights or the senior financial officer as of the date of the person’s appointment.

The term “controlling shareholder” means a shareholder with the ability, together or with others, to direct the activities of the company, other than by virtue of being an office holder. Without limitation to the above, Israeli Companies Law defines a shareholder as a person who holds twenty-five percent or more of the voting rights in the general meeting of the company if there is no other person who holds more than fifty percent of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in a company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders.

The term “affiliation” includes:

●	an employment relationship;

●	a business or professional relationship maintained on a regular basis;

●	control; and

●	service as an office holder, other than as a director for a period of no more than three months during which the company first offered its shares to the public.

The term “relative” is defined as a spouse, sibling, parent, grandparent, descendant, spouse’s descendant, and the spouse of each of the foregoing.

The term “office holder” is defined as a director, general manager, chief business manager, deputy general manager, vice-general manager, any person filling any of these positions in a company even if he holds a different title, and any other manager directly subordinate to the general manager.

A person may not serve as an external director if that person is the controlling shareholder’s relative, or if that person’s relative, partner, employer, a person to whom such person is subordinate (directly or indirectly) or any entity under the person’s control, at the date of appointment or during the previous 2 years, has an affiliation with the company, the controlling shareholder of the company, or controlling shareholder’s relative, or to any affiliated entity, or if such person has a business or professional relationship with any entity that has an affiliation, even if such relationship is intermittent (excluding insignificant relationships). Additionally, any person who has received compensation other than compensation permitted under Companies Law may not serve as an external director

No person can serve as an external director if the person’s position or other affairs create, or may create, a conflict of interest with the person’s responsibilities as a director or may otherwise interfere with the person’s ability to serve as a director or if such a person is an employee of the Israeli Securities Authority or of an Israeli stock exchange. If at the time an external director is appointed all current members of the board of directors, who are not controlling shareholders or relatives of controlling shareholders, are of the same gender, then the external director to be appointed must be of the other gender.

According to regulations promulgated under Companies Law, at least one of the external directors is required to have “financial and accounting expertise,” and the other external director or directors are required to have “professional expertise”. An external director may not be appointed for additional terms unless: (1) such director has “accounting and financial expertise” or (2) he or she has “professional expertise,” and on the date of appointment for another term there is another external director who has “accounting and financial expertise” and the number of “accounting and financial experts” on the board of directors is at least equal to the minimum number determined appropriate by the board of directors. Certain exemptions are granted to companies that are “dually listed”.

The regulations promulgated under Companies Law define an external director with requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to his or her office as an external director in the company, or (3) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration.

Until the lapse of a two-year period from the date that an external director of a company ceases to act in such capacity, the company in which such external director served, and its controlling shareholder or any entity under control of such controlling shareholder may not, directly or indirectly, grant such former external director, or his or her spouse or child, any benefit, including by way of (i) the appointment of such former director or his or her spouse or his child as an officer in the company or in an entity controlled by the company’s controlling shareholder, (ii) the employment of such former director, and (iii) the engagement, directly or indirectly, of such former director as a provider of professional services for compensation, directly or indirectly, including via an entity under his or her control. With respect to a relative who is not a spouse or a child, such limitations only apply for one year from the date such external director ceased to be engaged in such capacity.

The provisions of Companies Law set forth special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting at a shareholders meeting, provided that either:

●	such majority includes at least a majority of the shares held by shareholders who are non-controlling shareholders and do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, to which we refer as a disinterested majority; or

●	the total number of shares voted by non-controlling shareholders and by shareholders who do not have a personal interest in the election of the external director, against the election of the external director, does not exceed 2% of the aggregate voting rights in the company.

The initial term of an external director is three years. Thereafter, an external director may be re-elected by shareholders to serve in that capacity for up to two additional three-year terms, provided that:

●	his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such re- election exceeds 2% of the aggregate voting rights in the company. In such event, the external director so reappointed may not be a “Related” or a “Competing Shareholder”, as defined below, or a relative of such shareholder, at the time of the appointment, and is not and has not had any affiliation with a Related or Competing Shareholder, at such time or during the two years preceding such person’s reappointment to serve an additional term as external director. The term “Related” or “Competing Shareholder” means a shareholder proposing the reappointment or a shareholder holding 5% or more of the outstanding shares or voting rights of the company, provided, that at the time of the reappointment, such shareholder, the controlling shareholder of such shareholder, or a company controlled by such shareholder, have a business relationship with the company or are competitors of the company;

●	the external director proposed his or her own nomination, and such nomination was approved in accordance with the requirements described above;

●	his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same majority required for the initial election of an external director (as described above).

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the re-election for such additional period(s) is beneficial to the company, and provided that the external director is re-elected subject to the same shareholder vote requirements as if elected for the first time (as described above).

External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election, after receiving the board of directors arguments for such removal, or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment, or violating their duty of loyalty to the company. If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, then the board of directors is required under the Companies Law to call a shareholders meeting as soon as practicable to appoint a replacement external director.

Each committee of the board of directors that is authorized to exercise the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors.

External directors may be compensated only in accordance with regulations adopted under Companies Law.

Due to the stringent independence requirements for external directors and because external directors are a statutory requirement under Companies Law, the TSX has granted the Company a waiver from the annual election requirement found in Section 461.1 of the TSX Company Manual and permits the Company to elect its external directors for a term of three years. All other directors of the Company must continue to be elected annually.

Position Descriptions

The Board is responsible for the overall stewardship of Intercure. The Board discharges this responsibility directly and through delegation of specific responsibilities to committees of the Board, the Chairman, and officers of Intercure. The Board has not adopted written position descriptions for the Chairman or the role chairs of each of the committees of the Board, on the basis that the role of the Chairman and the role of the chair of each of the committees of the Board is well understood by all of the directors. Currently, the position of Chief Executive Officer is based upon the role of the Chief Executive Officer carried out at companies of similar size and scope and such role and responsibilities are well understood by both the CEO and the other directors.

Diversity

Intercure recognizes the importance of diversity at the Board and executive officer levels and intends to engage in an ongoing discussion of the representation of women on the Board and in executive officer positions with the Intercure. Written policies and specific targets or quotas for gender or other diversity representation have not been adopted for the Board or for executive officer positions with Intercure due to the small size of these groups and the need to consider a balance of criteria in each individual appointment. It is important that each appointment to the Board and as an executive officer be made, and be perceived as being made, on the merits of the individual and the needs of Intercure at the relevant time. In addition, targets or quotas based on specific criteria could limit the Board’s ability to ensure that the overall composition of the Board and executive officers meets the needs of Intercure and its shareholders. Furthermore, as required by Companies Law, if at the time an external director is appointed all current members of the board of directors, who are not controlling shareholders or relatives of controlling shareholders, are of the same gender, then the external director to be appointed must be of the other gender. In addition, a director of a company shall not be appointed as an outside director of another company if at such time, a director of the other company is acting as an outside director of the first company.

Currently, as to gender, the Board has one woman director and no women executive officers.

Orientation and Continuing Education

The Audit Committee oversees an appropriate orientation for new Board members in order to familiarize them with Intercure and its business (including Intercure’s reporting and organizational structure, strategic plans, significant financial, accounting and risk issues, compliance programs and policies, management and the external auditors), the role of the Board and its committees and the contribution that an individual director is expected to make to the Board, its committees (as applicable) and Intercure.

In addition, Board members are expected to keep themselves current with industry trends and developments and will be encouraged to communicate with Intercure’s officers and, where applicable, auditors, advisors and other consultants of Intercure. Board members have access to Intercure’s in-house and external legal counsel in the event that they raise any questions or matters relating to the Board members’ corporate and director responsibilities and to keep themselves current with changes in legislation. Board members have full access to Intercure’s records.

Nomination of Directors

The Compensation Committee and the Board as a whole, are responsible for recommending to the Board candidates for election as directors and candidates for appointment to Board committees.

Director Compensation

The Compensation Committee assists the Board in determining compensation for Intercure’s directors and officers. The Compensation Committee consists of three (3) members, David Salton, Lennie Grinbaum and Gideon Hirschfeld and assists the Board in determining compensation for Intercure’s directors and officers. The Board has determined that each member of the Compensation Committee is independent under the Nasdaq Marketplace Rules (and as defined in NI 58-101), including the additional independence requirements applicable to the members of a compensation committee. Please see “Compensation Governance” above for a description of the role of the Compensation Committee.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics for Intercure’s directors, officers and employees that sets out the Board’s expectations for the conduct of such persons in their dealings on behalf of Intercure.

Insider Trading Policy

The Board has adopted a customary policy relating to the trading in securities of Intercure by directors, executive officers, employees and other insiders of Intercure and its subsidiaries.

Committees of the Board

The Board has two committees, namely the Audit Committee and Compensation Committee.

ADDITIONAL INFORMATION

Financial information is provided in the Company’s comparative financial statements and the Company’s MD&A for the year ended December 31, 2021. Copies of the Company’s financial statements for the year ended December 31, 2021, together with the auditors’ report thereon, the MD&A, and this Circular are available upon written request to the Company (at 85 Medinat ha-Yehudim Street Herzliya, 4676670, Israel, Attention: Chief Financial Officer). The Company may require payment of a reasonable charge if the request is made by a person who is not a Shareholder. These documents and additional information relating to the Company is available on SEDAR at www.sedar.com.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The current auditor of the Company is Somekh Chaikin – KPMG Israel. Somekh Chaikin was appointed as auditor in January 2021.

The registrar and transfer agent for the Company is TSX Trust Company, 1 Toronto Street, Suite 1200 Toronto, ON M5C 2V6.

REPORTING REQUIREMENTS

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing reports with the Securities and Exchange Commission (the “Commission”). Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov and on our SEDAR profile at www.sedar.com.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act, or Exchange Act of 1934, as amended, related to the furnishing and content of proxy statements. The circulation of this notice and management information circular should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Circular, management knows of no business to be transacted at the Meeting, but, if any other matters are properly presented at the Meeting, the persons named in the attached form of proxy will vote upon such matters in accordance with their best judgment.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Herzliya, Israel, this 10th day of August, 2022

By Order of the Board of Directors

/s/ Alexander Rabinovitch
Alexander Rabinovitch Chief Executive Officer

APPENDIX A

InterCure Ltd.

Israeli Option Plan

(*Pursuant to Section 102 of the Income Tax Ordinance (New Version), 5721-1961 and the Amendment to the Income Tax Ordinance Law (No. 132), 5762-2002)

This Plan, as amended from time to time, will be referred to as the Israeli Option Plan of InterCure Ltd.

1.	Preamble

The purpose of this Plan is to grant Options, exercisable into Shares, to employees, consultants, service providers and directors of the Company and Related Companies, as defined below, in order to create incentives for them to share in the development and success of the Company.

2.	Definitions

For the purposes of the Plan and the documents associated with it, including the Grant Agreement, as defined below, the following definitions will apply:

2.1	“102 Option” means an Option that is granted to Employees subject to Section 102 of the Ordinance, as defined in this section below.

2.2	“102 Option with a Trustee” means an Option that is granted subject to Section 102(b) of the Ordinance that is held in trust by a Trustee for the Employee.

2.3	“102 Option without a Trustee” means an Option that is granted subject to Section 102(c) of the Ordinance that is not held in trust by a Trustee for the Employee.

2.4	“3(i) Option” means an Option that is granted to Non-Employees subject to Section 3(i) of the Ordinance.

2.5	“Board of Directors” means the Company’s Board of Directors.

2.6	“Capital Gains Option” has the meaning attributed to it in Section 5.4 of the Plan.

2.7	“Chairperson” means the Chairperson of the Committee.

2.8	“Committee” means a committee that is appointed by the Board of Directors, whose number of members will be no fewer than three (with one of the committee members being an external director and one of them being a director with accounting and financial expertise).

2.9	“Companies Law” means the Israeli Companies Law, 5759-1999.

2.10	“Company” means InterCure Ltd., a company incorporated under the laws of the State of Israel.

2.11	“Controlling Shareholder” has the meaning attributed to it in Section 32(9) of the Ordinance.

2.12	“Employee” means an employee employed by the Company or a Related Company and a senior officer or director of the Company or a Related Company (even if there is no employer-employee relationship between the parties).

2.13	“Exercise Price” means the exercise price of each Option.

2.14	“Grant Agreement” means an option grant agreement between the Company and the Participant, which governs and determines the terms of the allotted Options to the Participant.

2.15	“Grant Date” means the date on which an Option is granted, as stated in the Grant Agreement with the Offeree.

2.16	“Insider” has the meaning given to such term in the TSX Company Manual.

2.17	“Market Value” means, at any given time, the fair market value of a Share, which will be determined as follows:

(1)	If the Shares are listed for trading on a stock exchange or a national market system, the market value will be the closing price of the Shares (or, the closing quote if no sales are reported), as reported on the stock exchange or the national market system, on the last trading day that preceded the Grant Date, as reported by any source selected by the Board of Directors at its discretion, provided that while the Shares are listed for trading on the TSX, the price shall not be lower than the closing price of the Shares on the TSX on the last trading day that precedes the Grant Date, as reported by the TSX.

Without derogating from the foregoing, and only for the purpose of determining tax liabilities in accordance with Section 102(b)(3) of the Ordinance, if, on the Grant Date, the Shares are listed for trade on any stock exchange or national market system, or if the Shares are listed for trade within ninety (90) days of the Grant Date, the Market Value of the Share on the Grant Date will be determined according to the average value of the Shares during the thirty (30) trading days that precede the Grant Date, or during the thirty (30) trading days after the public offering date, as the case may be.

(2)	If there is a current report on the trading price of the Shares through a registered dealer, but there is no report on sale prices, the Market Value will be determined according to the average of the highest offer and the lowest price of the Shares on the last trading day that precedes the Grant Date.

(3)	In circumstances where the Shares are not listed for trading on a stock exchange or a national market system, and there is no current report on the price of the Shares by a registered dealer, the Market Value will be determined by the Board of Directors, acting in good faith.

2.18	“Non-Employee” means a Service Provider or a non-Employee Insider (including any Controlling Shareholder).

2.19	“Option” means the right to purchase one or more Shares, subject to this Plan.

2.20	“Ordinance” means the Income Tax Ordinance (New Version), 5721-1961, in its present form or as amended in the future.

2.21	“Participant” means a person to whom Options are granted under the Plan.

2.22	“Plan” means this Plan.

2.23	“Purchasing Company” means any entity into which the Company merges or that is purchased by it, provided that the Company is not the surviving company.

2.24	“Reason” means each of the following: (a) conviction of an offense that entails moral turpitude or an offense that affects the Company and/or Related Companies; (b) embezzlement of the Company’s funds and/or funds of Related Companies; (c) a fundamental breach of their obligations to the Company; (d) an immoral act that caused damage to the Company’s reputation; (e) any act or omission that, in the Company’s view, could harm the condition or reputation of the Company.

2.25	“Related Company” means an “Employer Company” as defined in Section 102(a) of the Ordinance.

2.26	“Section 102” means Section 102 of the Ordinance, in its present form or as amended in the future, and all of the rules and/or regulations and/or any ruling and/or other statute pursuant to that section, including the Income Tax Rules (Special Tax Terms with Respect to Allotting Shares to Employees), 5763-2003.

2.27	“Service Provider” means a person or company engaged by the listed issuer to provide services for an initial, renewable or extended period of twelve months or more.

2.28	“Share” means an ordinary share of the Company, without par value.

2.29	“Tax Authorities” means the tax authorities in Israel.

2.30	“Transaction” means (1) a merger, acquisition, or reorganization of the Company with or into another company, provided that the Company is not the surviving company; (2) the sale of all or a substantial part of the Company’s operations.

2.31	“Trustee” means anyone appointed by the Company to serve as a trustee, and approved by the Tax Authorities, and all subject to Section 102(a) of the Ordinance.

2.32	“TSX” means the Toronto Stock Exchange.

2.33	“Vesting Date” means, as determined by the Board of Directors or the Committee, the date on which a Participant becomes entitled to exercise all or a part of the Options granted to the Participant, as stated in Section 11 of the Plan.

2.34	“Work Income Option” has the meaning attributed to it Section 5.5 of the Plan.

3.	Plan Management

3.1	This Plan will be directly managed by the Board of Directors, or pursuant to the Committee’s recommendation, subject to any valid law, stock exchange requirement and the Company’s Articles of Association. The Board of Directors will have residual authority in the event where no Committee is appointed or if the Committee ceases to serve as the Committee for any reason whatsoever, or if the Committee is not authorized to act under applicable law under the supervision and pursuant to the approval of the Board of Directors.

3.2	The Committee will select one of its members as a Chairperson and will convene on the dates and places that will be determined by the Chairperson. The Committee’s meetings will be recorded by means of minutes. The Committee will determine rules and regulations for the management of its work, in accordance with its discretion.

3.3	The Committee will have the absolute exclusive authority and discretion with respect to providing the Board of Directors with recommendations, and the Board of Directors will have the exclusive and absolute discretion to decide as follows:

(1)	To determine the identity of the Participants (subject to the limitations set forth in the Plan) and the number of Options that are granted the Participants.

(2)	To determine the terms of the Grant Agreements, including the number of Options that are granted to each Participant, the number of Shares that are subject to each Option, the times and exercise conditions of the Option, and the Exercise Price, and to apply restrictions on the transferability of the Options, as well as and terms with respect to the seizure of Options, and to cancel and suspend grants.

(3)	To choose the taxation terms of 102 Options with a Trustee or of 102 Shares with a Trustee.

(4)	To determine the type of Option that is granted in accordance with Section 102.

The Board of Directors will, subject to complying with all of the applicable rules of the TSX while any Shares are listed for trading on the TSX, have the absolute authority and discretion to decide as follows:

(1)	to change restrictions and conditions that apply to Options;

(2)	to interpret the terms of the Plan and to supervise the Plan’s management;

(3)	to fully or partially accelerate the Vesting Dates of the Options that were granted to each Participant, subject to Section 102 of the Ordinance;

(4)	to suspend, terminate or cancel the Plan, in whole or in part; and

(5)	to make decisions or determinations with respect to any other matter that is necessary for the Plan’s management.

3.4	Subject to complying with all of the applicable rules of the TSX while any Shares are listed for trading on the TSX, the Board of Directors will have the authority to grant to the Participant, at its discretion, in exchange for canceling an Option that was granted to them, a new Option whose Exercise Price is identical, lower or higher than the Exercise Price of the original Option that was canceled, and that is subject to other terms, or to change the Exercise Price of the Option as determined by the Board of Directors in accordance with the terms of the Plan and all applicable laws and rules. While any Shares are listed for trading on the TSX, any proposed amendment to the exercise price of an outstanding Option, and any cancellation and regrant of an Option within a three-month period must be pre-approved by TSX.

3.5	Subject to the Company’s Articles of Association, all of the decisions of the Board of Directors and/or Committee in connection with the Plan will be made by a majority vote, but any member of the Board of Directors or Committee will not have the right to vote or the right to rank among the members that are needed for the approval or decision of the Board of Directors and/or Committee with respect to granting Options to that member. Any written decision of the Board of Directors and/or Committee will be made in accordance with the Company’s Articles of Association.

3.6	The Committee’s interpretation with respect to each section of the Plan or the Grant Agreement will be final and absolute, unless determined otherwise by the Board of Directors.

3.7	Subject to the Company’s Articles of Association and the Company’s decision, and subject to all of the certificates required under applicable law, including the Companies Law, each member of the Board of Directors or Committee will be indemnified, will not be held personally liable, and will not be liable in any way, for a reasonable expense that they incur (including reasonable consultation expenses) in connection with actions that were taken by them or that they refrain from doing in connection with the Plan, unless such actions were taken fraudulently or in bad faith, up to the amount that is determined by applicable law and/or the Company’s Articles of Association. Such indemnification will be in addition to the right to indemnification that the member has, if applicable, by virtue of their being a director of the Company or pursuant to the provisions of the Company’s Articles of Association, an agreement, a resolution of the general meeting of shareholders, insurance policies, etc.

4.	Determining the Plan Participants

4.1	Among those qualified to participate in the Plan as Participants are Employees and Non-Employees of the Company or of Related Companies, provided that: (1) Employees will only receive 102 Options or Shares; (2) Non-Employees will only receive 3(i) Options; (3) Controlling Shareholders will only receive 3(i) Options.

4.2	The granting of an Option to a Participant under this Plan does not entitle the recipient of the Option to, or deprive them from, the right to participate in other allotments by virtue of the Plan or any other incentive plan of the Company or of Related Companies.

4.3	Without limiting the foregoing, any grant of an Option to a director and officer of the Company will be required to be approved and implemented in accordance with the provisions of the Companies Law, as in force from time to time, and/or any law that supersedes it.

5.	Determining the type of Options in accordance with Section 102

5.1	The Company can determine the type of Options that will be granted to Employees in accordance with Section 102 as 102 Option with a Trustee or 102 Option without a Trustee.

5.2	The granting of 102 Option with a Trustee under this Plan will be subject to the approval of the Plan by the Board of Directors, and will be subject to the Plan’s approval by the Tax Authorities.

5.3	102 Option with a Trustee can be classified as Capital Gains Options or as Work Income Options.

5.4	102 Option with a Trustee with respect to which the Company determined that the tax that will apply will be capital gains tax in accordance with Section 102(b)(2) of the Ordinance will be hereinafter referred to as “Capital Gains Options”.

5.5	102 Option with a Trustee with respect to which the Company determined that the tax that will apply will be work income tax in accordance with Section 102(b)(1) of the Ordinance will be hereinafter referred to as “Work Income Options”.

5.6	The Company’s choice with respect to the type of 102 Option with a Trustee as a Capital Gains Option or as a Work Income Option (hereinafter, the “Choice”) will be submitted as required to the Tax Authorities before the Grant Date. The Choice will enter into force as of the first Grant Date and will remain in force at least until the end of the year after the year in which the Company granted a 102 Option with a Trustee for the first time. The Choice will only require the Company to grant the 102 Options with a Trustee that it chooses, and it will apply to all of the Participants who receive 102 Options with a Trustee in the course of the aforementioned period of time, and all in accordance with Section 102(g) of the Ordinance.

5.7	All of the 102 Options with a Trustee will be held in trust by a Trustee, as described in Section 6 below.

5.8	For the avoidance of doubt, the determination of the type of 102 Option with a Trustee or 102 Option without a Trustee will be subject to the conditions of Section 102 of the Ordinance.

5.9	In case of 102 Options with a Trustee, the terms of the Plan and/or Grant Agreement will be subject to the terms of Section 102 of the Ordinance and the approval of the Tax Authorities, and those terms and approval will be an integral part of the Plan and the Grant Agreement. All of the conditions of Section 102 and/or the approval as stated, which are necessary for obtaining and/or maintaining special tax benefits in accordance with Section 102 of the Ordinance, and which are not expressly stated in the Plan or Grant Agreement, will be regarded as applicable to and binding on the Company and the Participants.

6.	Trustee

6.1	102 Options with a Trustee that are granted pursuant to the Plan and/or Shares that are issued pursuant to the exercise of 102 Options with a Trustee will be allotted or issued in the name of the Trustee and held by them in the course of the period of time that is set forth and required under Section 102 and/or any law and/or regulations and special rules that are enacted pursuant thereto (hereinafter, the “Block Period”). If the conditions for granting 102 Options with a Trustee are not fulfilled, then the 102 Options with a Trustee that were granted might be regarded as 102 Option without a Trustee, all in accordance with the conditions of Section 102.

6.2	The Trustee will not provide the Participant with Shares that were allotted as a result of the exercise of 102 Options with a Trustee before the full payment of the tax liability that stems from the 102 Options with a Trustee that were granted to the Participant.

6.3	With regard to 102 Options with a Trustee and Shares issued pursuant to the exercise of such 102 Options with a Trustee, subject to the conditions of Section 102 of the Ordinance, a Participant will not sell or transfer Options or Shares from the Trustee until the lapse of the Block Period that is required pursuant to Section 102 of the Ordinance. Notwithstanding the foregoing, if such a sale or transfer takes place within the Block Period, the sanctions under Section 102 of the Ordinance will apply to the Participant, and the Participant will pay the tax payable pursuant to the provisions of Section 102 of the Ordinance.

6.4	Upon receiving a 102 Option with a Trustee, the Participant will sign an undertaking to release the Trustee from any liability for actions or decisions that were made in good faith in connection with the Plan, or for any 102 Option with a Trustee that was granted to them. Further, by executing the Grant Agreement, the Participant releases the Company from any liability for the Trustee’s actions.

7.	Reserved Shares, restrictions

7.1	The aggregate number of Shares reserved for issuance under the Plan shall not exceed 15% of the issued and outstanding Shares as at the Grant Date (on a non-diluted basis). Any issuance of Shares from treasury pursuant to the exercise of Options shall automatically replenish the number of Shares available for Options grants under the Plan. No Option may be granted if such grant would have the effect of causing the total number of Shares subject to Options to exceed the above-noted total percentage of Shares reserved for issuance pursuant to the exercise of Options.

7.2	While the Shares are listed for trading on the TSX, subject to the rules of the TSX, if Options granted under this Plan expire, terminate or cease to be exercisable without having been exercised in full, the Shares which were reserved for issue pursuant to such Options but which were not issued become available for issue pursuant to the exercise of other Options under the Plan.

7.3	While the Shares are listed for trading on the TSX, notwithstanding the foregoing, the number of Shares: (a) issued to Insiders within any one year period, and (b) issuable to Insiders, at any time, under the Plan, when combined with all of the Company’s other security-based compensation arrangements, must not exceed 10% of the Shares as at the applicable Grant Date.

7.4	The granting of an Option to a Participant under the Plan will be pursuant to a written Grant Agreement between the Company and the Participant in the form approved by the Board of Directors pursuant to the recommendation of the Committee, as provided from time to time. Each Grant Agreement will state, inter alia, the number of Shares issuable from the exercise of the Option, the type of Option granted (e.g., Capital Gains Option, Work Income Option, 102 Option without a Trustee, or Option 3(i)), the Grant Date, the Exercise Price, the expiry date of the Option and other terms as determined by the Committee or Board of Directors, provided that they are in compliance with the terms of the Plan.

8.	Exercise Price

8.1	The Exercise Price of each Option will be determined by the Board of Directors at its sole discretion and in accordance with the provisions of applicable law, and subject to the guidelines of the Committee as provided from time to time, provided that while the Shares are listed for trading on the TSX, the Exercise Price cannot be lower than the Market Value on the Grant Date.

8.2	The Exercise Price will be paid by the holder of the exercised Option in a way that is determined by the Board of Directors, including by means of cash or check, and in the currency determined by the Board of Directors.

8.3	Without limiting the generality of the foregoing, and subject to the payment of applicable tax by the Participant, the Board of Directors will have the authority to accelerate the Vesting Date of any Options or to require the exercise the Options, in whole or in part, on a “cashless” basis, pursuant to which the Participant will be entitled to receive Shares that reflect the “in the money” amount of the Options that are exercised in accordance with the formula below.

For the avoidance of doubt, it is hereby clarified that, according to this exercise method, the Options can only be exercised into the number of Shares that reflects the “in the money” amount of the Options.

The number of Shares that will be issued to a Participant using the “cashless” method will be determined according to the following formula:

Y = The number of exercisable Options, subject to the adjustments that are set forth in the Plan.

A = The Market Value of each Share on the exercise date.

B = The Exercise Price of the Option exercised, subject to the adjustments set forth in the Plan.

N = The par value of each Share (which shall be 0 unless otherwise noted in the Articles of Association of the Company).

9.	Adjustments

Upon each of the following events, the Options granted under the Plan will be subject to the following adjustments:

9.1	In case of a Transaction, each Option granted under the Plan that is yet to be exercised will be replaced by, or converted into, options of the Purchasing Company (or a parent company or a subsidiary of the Purchasing Company) with an Exercise Price that will be suitably adjusted so as to reflect the economic outcome of the Transaction, and all of the other conditions of the Grant Agreement will remain in force or amended, as determined by the Board of Directors, whose decision will be exclusive and final. The Company will inform the Participant of the Transaction in a manner and form that will be deemed appropriate by the Board of Directors at least ten (10) days before the closing of the Transaction.

9.2	Notwithstanding the foregoing and subject to the provisions of applicable law, the Board of Directors will have the discretion to determine, with respect of any Grant Agreement, that the Grant Agreement contain a provision that states that if, upon the occurrence of the Transaction, the Purchasing Company (or a parent company or a subsidiary of the Purchasing Company) does not agree to convert or replace the Options outstanding but not yet exercised as of the closing of the Transaction, the Vesting Date of the Options may be accelerated to allow the Participant to exercise those Options ten (10) days prior to the closing of the Transaction.

9.3	For the purpose of Section 9.1 above, an Option will be regarded as replaced or converted if, following the Transaction, the Option grants the Participant the right to purchase or receive the consideration (shares, options, cash, other securities or any other asset) received as a result of the Transaction by the shareholders of the Company with respect to any Share held on the closing date of the Transaction by such shareholders (and, if such shareholders are given a choice with respect to the consideration, the type of consideration chosen by the holders of the majority of Shares); provided that, if such consideration is received in case of a Transaction is not only given in the form of ordinary shares (or the equivalent thereof) of the Purchasing Company (or a parent company or a subsidiary thereof), the Board of Directors may, after receiving the consent of the Purchasing Company, determine that the consideration that is received upon the exercise of the Option will only consist of ordinary shares (or the equivalent thereof) of the Purchasing Company (or the parent company or its subsidiary), whose market price is equal to the price of the Share received by the holders of the majority of the Shares involved in the Transaction; and provided that the Board of Directors may determine, at its discretion, that, in such cases of replacement or conversion of Options with options of the Purchasing Company, such Options will be replaced with any type of any other asset, including cash, in a manner that is fair under the circumstances.

9.4	If it is decided to voluntarily liquidate the Company when Options remain issued and outstanding, the Company will inform all of the Participants of the aforementioned decision, and each Participant will have ten (10) days to exercise any vested Options that have yet to be exercised, in accordance with the exercise process that is described in the Plan. Upon the lapse of those ten (10) days, all the Options that have yet to be exercised will expire without the possibility of any future exercise.

9.5	In any event where changes occur to the issued share capital of the Company by way of a share dividend, share splitting, consolidation or replacement, changes to the Company’s capital structure or any similar events, the number and type of Shares that can be allotted under the Plan and/or the number and type of Shares that will be derived from the exercise of the Options will be adjusted, and the Exercise Price will be adjusted accordingly so as to proportionally preserve the economic interest underlying the Options.

9.6	If the Company offers its shareholders securities of any kind by way of issuing rights of the Company, no adjustment will be made to the Options on account of those rights.

10.	Terms of Options and exercising Options

10.1	If a Participant wishes to exercise an Option that they own, they will notify the Company or a representative thereof in writing, in the form and manner determined by the Company, and, as needed, by the Trustee in accordance with the requirements of Section 102. The exercise of the Option will be in force upon the receipt of the exercise notice by the Company and/or a representative thereof and the payment of the Exercise Price by the Participant. In the Option exercise notice, the Participant will state the number of Options that the Participant wishes to exercise. In addition, the Participant shall include in the notice all of the other documents that the Participant is required to execute and requested by the Company.

10.2	The Option will expire if it is not exercised on such date that is the earlier of the following: (i) the expiry date noted in the Grant Agreement, provided that the period of time for the aforementioned exercise does not exceed 12 years as of the Grant Date; and (ii) its expiry pursuant to Section 10.5.

10.3	The Options or any part thereof will be exercisable by the Participant in full, at any time, from time to time, upon their vesting in accordance with the applicable Grant Agreement, and before their expiry date, provided that, subject to the conditions of Section 10.5 below, the Participant is an Employee or Non-Employee during the period of time that begins upon the Grant Date of the Options exercised and the exercise date.

10.4	Subject to Section 10.5, if the Participant ceases to be an Employee or a Non- Employee, all of the Options held by the Participant will expire in accordance with Section 10.5. Notice of the termination of labor relations or the provision of services will be regarded as the termination of such a relationship. For the avoidance of doubt, in the event where a labor relationship or service provision is terminated, the Options that are not yet vested that are held by such Participant will not be exercisable, unless otherwise determined by Board of Directors in its sole and absolute discretion.

10.5	Notwithstanding the foregoing, and unless otherwise stated in the Grant Agreement, a Participant may exercise an Option on a date that falls after the termination of the employer-employee or service provision relationship, but only with respect to Options that vested on or prior to the date on which the relationship was terminated, in accordance with the Grant Agreement, and all in accordance with the following:

(1)	If the relationship was terminated without a Reason, the Participant will have the right to exercise the vested and not expired Options held for three (3) months after the end of the relationship.

(2)	If the relationship ended as a result of the Participant’s death or disability, the Participant or their legal heirs will have the right to exercise the vested and not expired Options held for three (3) months after the end of the relationship.

(3)	The Board of Directors may approve to extend the three (3) month period of time by a period of time that will not exceed the original expiry date of the Option, and all subject to the provisions of Section 102 of the Ordinance.

For the avoidance of doubt, if the relationship was terminated for a Reason, the Options held by the Participant will expire upon the termination date (whether or not the Participant, on the date of the relationship’s termination, was entitled to exercise some of the Options) and the Participant will have no rights in connection with such Options.

10.6	A Grant Agreement may include additional conditions, which conditions shall be applicable to the Options contained therein.

10.7	With regard to 102 Options without a Trustee, upon the termination of the relationship with the Company or Related Companies and the Participant, the Participant shall provide the Company with collateral or a guarantee for the payment of the tax that applies on the date of the sale of the Shares, all in accordance with Section 102 of the Ordinance. If the Participant fails to provide such collateral, the Options will expire.

10.8	Options shall be exercisable only by the Participant during his or her lifetime and shall not be assignable or transferable other than by will or by the laws of descent and distribution following the Participant’s death.

11.	Plan Period

The Plan will enter into force upon its adoption by the Company’s Board of Directors, and will expire ten (10) years after its adoption, subject to any applicable laws and rules of any stock exchange.

12.	Changes to or termination of the Plan

12.1	Subject to applicable laws and rules of any stock exchange, at any time, and, as the case may be after consulting the Trustee, the Board of Directors may amend, change, suspend or terminate the Plan without seeking shareholder approval, unless the amendment is specifically prohibited by the TSX Company Manual, or the TSX does not permit a security based compensation arrangement to give a board of directors discretion to make such amendment without shareholder approval. Such amendments, changes, suspensions or termination will not derogate from the rights of any Participant, unless otherwise agreed to in writing by the Participant and the Company. The termination of the Plan will not derogate from the rights of the Committee to exercise the powers entrusted to it under the Plan, with respect to Options that were granted under the Plan before its termination.

12.2	Without limiting the generality of the foregoing, the Board of Directors may make the following types of amendments to the Plan without seeking shareholder approval (unless and to the extent prohibited by applicable laws or the rules of any stock exchange):

(1)	amendments of a “housekeeping” nature, which include amendments to eliminate any ambiguity or correct or supplement any provision contained herein;

(2)	amendments respecting the administration of the Plan;

(3)	changes to the vesting provisions of any Option;

(4)	changing the termination provisions of any Option (provided that the period during which an Option is exercisable does not exceed 12 years from the date the option is granted and that such option is not held by an Insider);

(5)	the addition of a form of financial assistance and any amendment to a financial assistance provision which is adopted; and

(6)	changes to the class of Participants eligible to participate under the Plan.

Notwithstanding the foregoing, shareholder approval will be required in the case of: (i) any amendment to the amendment provisions of the Plan; (ii) any increase in the maximum number of Shares issuable under the Plan; (iii) any reduction in the exercise price or extension of the option period benefiting a Participant; and (iv) while any Shares are listed for trading on the TSX, any amendment to remove or exceed the insider participation limit (as set out in Section 7.3 of the Plan and defined in Part I of the TSX Company Manual), in addition to such other matters that may require shareholder approval under applicable law and the rules of any stock exchange.

13.	Applicable rules

The Plan and the granting and exercise of Options hereunder, and the Company’s undertaking to issue Shares upon the exercise of the Options, will be subject to all of the applicable laws, regulations and rules of the State of Israel, Canada or the United States or any other country that has jurisdiction over the Company and the Participant, including the registration of the Shares in accordance with the United States Securities Act of 1933, the rules of the TSX, applicable Canadian provincial and territorial securities laws, the Ordinance and the certificates issued by government ministries or stock exchanges, as required. Nothing contained in this Plan shall require the Company to register the Shares in any jurisdiction.

14.	Continued employment

No provision of this Plan and the Grant Agreement with a Participant may be interpreted as an undertaking and/or consent on the part of the Company and/or any Related Company to continue to employ the Participant, and no provision of the Grant Agreement and/or Plan may be interpreted as granting the Participant any right to continue to be employed by or to provide services to the Company and/or a Related Company, or as restricting the right of the Company and/or a Related Company to terminate the employment of any Participant at any time.

15.	Applicable law and jurisdiction

The Plan will be managed, interpreted and enforced in accordance with the laws of the State of Israel that apply to agreements that were made therein, regardless of choice of law principles. The exclusive jurisdiction under this Plan will be entrusted to the competent courts in Tel Aviv, Israel.

16.	Taxation and other arrangements that pertain to the issuance of Shares to the Participant

16.1	The Participant will exclusively incur all of the tax liabilities that are derived from the allotment, granting and exercise of Options and the transfer of and payment for Exercise Price pursuant to the exercise of Options or any other act (of the Company and/or Related Companies and/or the Trustee and/or the Participant). The Company and/or Related Companies and/or the Trustee will deduct, in accordance with applicable law, regulations and rules, all taxes, including withholding taxes. The Participant agrees to indemnify the Company and/or Related Companies and/or the Trustee for and to exempt them from any liability with respect to the payment of such taxes, interest and fines, as well as any other payments, including charges that originate in the need to withhold tax or the failure to withhold tax with respect to any payment that was transferred to the Participant.

16.2	The Company and/or the Trustee, as the case may be, will not transfer Share certificates to the Participant until all of the aforementioned compulsory payments are paid in full.

17.	The Plan’s non-exclusivity

The adoption of the Plan by the Board of Directors will not be interpreted as amending, changing or canceling any incentivizing arrangement that was approved beforehand or as restricting the Board of Director’s authority to adopt other incentivizing arrangements as it deems fit, including the granting of additional options not under the Plan, and those arrangements can apply generally or in certain cases.

For the avoidance of doubt, any previous granting of Options to Participants in the framework of their employment agreements and not in the framework of a previous option plan will not be regarded as approved incentivizing arrangements for the purposes of this Section.

18.	Multiple agreements

The terms of each Option may differ from those of other Options that are granted under the Plan. The Board of Directors may grant more than one Option to any Participant, whether in addition to or as an alternative to one or more Options that were granted to that Participant.

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